(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation June 30, 2007

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07
4 - NIRE (State Registration Number)

01.02 - HEAD OFFICE

1 – ADDRESS Av. das Nações Unidas, 4777 – 9° andar	2 - DISTRICT A. de Pinheiros

3 - ZIP CODE 05477-000	4 - CITY Săo Paulo	5 - STATE SP

6 - AREA CODE 011	7 - TELEPHONE 3025-9000	8 - TELEPHONE 3025-9158	9 - TELEPHONE 3025-9191	10 - TELEX
11 - AREA CODE 011	12 - FAX 3025-9217	13 - FAX 3025-9121	14 - FAX 3025-9217

15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Alceu Duilio Calciolari

2 - ADDRESS Av. das Nações Unidas, 4777 – 9° andar	3 - DISTRICT A. de Pinheiros

4 - ZIP CODE 05477-000	5 - CITY Săo Paulo	6 - STATE SP

7 - AREA CODE 011	8 - TELEPHONE 3025-9000	9 - TELEPHONE 3025-9158	10 - TELEPHONE 3025-9121	11 - TELEX
12 - AREA CODE 011	13 - FAX 3025-9121	14 - FAX 3025-9217	15 - FAX 3025-9041

16 - E-MAIL

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2007	12/31/2007	2	4/1/2007	6/30/2007	1	1/1/2007	3/31/2007
09 - INDEPENDENT ACCOUNTANT Pricewaterhouse Coopers Auditores Independentes					10 - CVM CODE 00287-9
11 - PARTNER IN CHARGE Eduardo Rogatto Luque					12 - PARTNER’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 142.773.658-84

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 6/30/2007	2 - PREVIOUS QUARTER 3/31/2007	3 - SAME QUARTER, PREVIOUS YEAR 6/30/2006
Paid-in Capital
1 - Common	132,382	131,769	110,573
2 - Preferred	0	0	0
3 - Total	132,382	131,769	110,573
Treasury share
4 - Common	3,125	3,125	0
5 - Preferred	0	0	8,142
6 - Total	3,125	3,125	8,142

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Private
4 - ACTIVITY CODE 1110 – Civil Construction, Constr. Mat. and Decoration
5 - MAIN ACTIVITY Real Estate Development
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 08/01/2007	2 - SIGNATURE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
1	Total Assets	2,151,621	2,104,411
1.01	Current Assets	1,545,236	1,573,919
1.01.01	Available funds	464,652	601,809
1.01.01.01	Cash and banks	3,024	24,797
1.01.01.02	Financial Investments	461,628	577,012
1.01.02	Credits	318,589	292,662
1.01.02.01	Trade accounts receivable	318,589	292,662
1.01.02.01.01	Receivables from clients of developments	294,491	266,399
1.01.02.01.02	Receivables from clients of construction and services rendered	23,956	26,016
1.01.02.01.03	Other Receivables	142	247
1.01.02.02	Sundry Credits	0	-
1.01.03	Inventory	385,435	376,674
1.01.03.01	Real estate to commercialize	385,435	376,674
1.01.04	Other	376,560	302,774
1.01.04.01	Expenses with sales to incorporate	19,240	15,056
1.01.04.02	Prepaid expenses	12,095	6,559
1.01.04.03	Court deposits	-	-
1.01.04.04	Dividends receivable	-	-
1.01.04.05	Other receivables	345,225	281,159
1.02	Non Current Assets	606,385	530,492
1.02.01	Long Term Assets	270,136	215,561
1.02.01.01	Sundry Credits	166,268	127,404
1.02.01.01.01	Receivables from clients of developments	166,268	127,404
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	103,868	88,157
1.02.01.03.01	Deferred income and social contribution taxes	69,032	53,689
1.02.01.03.02	Other receivables	1,857	1,489
1.02.01.03.03	Court deposits	27,979	27,979
1.02.01.03.04	Dividends Receivable	5,000	5,000
1.02.02	Permanent Assets	336,249	314,931
1.02.02.01	Investments	327,693	308,179
1.02.02.01.01	Interest in direct and indirect associated companies	0	0
1.02.02.01.02	Interest in associated companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	161,336	137,922
1.02.02.01.04	Interest in Subsidiaries - goodwill	166,357	170,257
1.02.02.01.05	Other Investments	0	0
1.02.02.02	Property, plant and equipment	8,556	6,752
1.02.02.03	Intangible assets	0	0
1.02.02.04	Deferred charges	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
2	Total Liabilities	2,151,621	2,104,411
2.01	Current Liabilities	377,184	379,160
2.01.01	Loans and Financing	14,538	11,876
2.01.02	Debentures	10,481	2,663
2.01.03	Suppliers	44,398	34,997
2.01.04	Taxes, charges and contributions	39,034	35,637
2.01.04.01	PIS Contribution	12,512	11,742
2.01.04.02	COFINS Contribution	23,060	20,039
2.01.04.03	Installed payment of PIS and COFINS	2,142	2,517
2.01.04.04	Other taxes and contributions payable	1,320	1,339
2.01.05	Dividends Payable	2,823	10,988
2.01.06	Provisions	3,671	4,183
2.01.06.01	Provision for Contigencies	3,671	4,183
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	262,239	278,816
2.01.08.01	Real estate development obligations	4,260	3,740
2.01.08.02	Obligations for purchase of land	82,113	105,127
2.01.08.03	Payroll, profit sharing and related charges	16,506	17,836
2.01.08.04	Advances from clients - real state and services	24,563	28,508
2.01.08.05	Other liabilities	134,797	123,605
2.02	Non Current Liabilities	312,066	300,929
2.02.01	Long Term Liabilities	312,066	300,929
2.02.01.01	Loans and Financing	14,625	14,960
2.02.01.02	Debentures	240,000	240,000
2.02.01.03	Provisions	0	0
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	39	0
2.02.01.06	Other	57,402	45,969
2.02.01.06.01	Real estate development obligations	0	0
2.02.01.06.02	Obligations for purchase of land	4,966	985
2.02.01.06.03	Result of sales of real estate to appropriate	33	136
2.02.01.06.04	Deferred income and social contribution taxes	38,836	31,045
2.02.01.06.05	Other liabilities	13,567	13,803
2.02.02	Future taxable income	0	0
2.04	Shareholders' equity	1,462,371	1,424,322
2.04.01	Paid-in capital stock	1,202,440	1,196,530
2.04.01.01	Capital Stock	1,220,490	1,214,580
2.04.01.02	Treasury shares	(18,050)	(18,050)
2.04.02	Capital Reserves	167,276	167,276
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Revenue reserves	92,655	60,516
2.04.04.01	Legal	9,905	9,905
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	82,750	50,611
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	0	0
2.04.05	Retained earnings/accumulated losses	0	0
2.04.06	Advances for future capital increase	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2007 to 6/30/2007	4 - 1/1/2007 to 6/30/2007	5 - 4/1/2006 to 6/30/2006	6 - 1/1/2006 to 6/30/2006
3.01	Gross Sales and/or Services	145,138	284,725	98,992	185,095
3.01.01	Real estate development and sales	136,221	273,541	80,022	152,030
3.01.02	Construction services rendered	8,917	11,184	18,970	33,065
3.02	Gross Sales Deductions	(7,990)	(15,248)	(4,513)	(8,241)
3.02.01	Taxes on services and revenues	(6,341)	(11,733)	(4,236)	(7,729)
3.02.02	Brokerage fee on sales	(1,649)	(3,315)	(277)	(512)
3.03	Net Sales and/or Services	137,148	269,477	94,479	176,854
3.04	Cost of Sales and/or Services	(98,588)	(191,678)	(71,399)	(131,302)
3.04.01	Cost of Real estate development	(98,588)	(191,678)	(71,399)	(131,302)
3.05	Gross Profit	38,560	77,799	23,080	45,552
3.06	Operating Expenses/Income	(13,410)	(63,865)	(4,211)	(41,651)
3.06.01	Selling Expenses	(13,158)	(22,688)	(5,727)	(11,710)
3.06.02	General and Administrative	(14,832)	(27,991)	(6,434)	(14,901)
3.06.02.01	Profit sharing	(2,158)	(4,132)	0	0
3.06.02.02	Other Administrative Expenses	(12,674)	(23,859)	(6,434)	(14,901)
3.06.03	Financial	4,375	(1,900)	636	(2,315)
3.06.03.01	Financial income	15,360	22,813	15,934	26,027
3.06.03.02	Financial Expenses	(10,985)	(24,713)	(15,298)	(28,342)
3.06.04	Other operating income	2,482	2,044	(691)	(639)
3.06.05	Other operating expenses	(5,196)	(40,245)	(2,861)	(30,910)
3.06.05.01	Depreciation and Amortization	(5,196)	(10,071)	(1,022)	(1,734)
3.06.05.02	Extraordinary Expenses	0	(30,174)	(1,839)	(29,176)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 0 CODE	2 0 DESCRIPTION	3 0 4/1/2007 to 6/30/2007	4 0 1/1/2007 to 6/30/2007	5 0 4/1/2006 to 6/30/2006	6 0 1/1/2006 to 6/30/2006
3.06.06	Earnings (losses) on equity of affiliates	12,919	26,915	10,866	18,824
3.07	Total operating income	25,150	13,934	18,869	3,901
3.08	Total non0operating (income) expenses, net	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes/profit sharing	25,150	13,934	18,869	3,901
3.10	Provision for income and social contribution taxes	0	0	0	0
3.11	Deferred Income Tax	7,552	6,774	413	604
3.12	Statutory Profit Sharing/Contributions	(560)	(1,120)	0	0
3.12.01	Proft Sharing	(560)	(1,120)	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	32,142	19,588	19,282	4,505
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	129,257	129,257	102,431	102,431
	EARNINGS PER SHARE (Reais)	0.24867	0.15154	0.18824	0.04398
	LOSS PER SHARE (Reais)

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

(In thousands of Reais)

1.	OPERATIONS

Gafisa S.A. and its subsidiaries (collectively designated the "Company") began commercial activities in 1997, having as business activities: (a) the promotion and management of real estate ventures of any nature, for own account or third parties; (b) purchase, sale and negotiation of real estate in general, including the granting of finance to its clients; (c) civil construction and supply of civil engineering services; (d) development and implementation of marketing strategies related to real estate ventures, for own account and third parties and; (e) participation in other companies, in Brazil or abroad, engaged in the same business activities in which the Company is engaged.

The Company’s real estate development enterprises with third parties are structured through participation in Special Purpose Entities (SPEs) or by forming condominiums and consortiums.

In February 2006 the Company concluded an initial public offer of stock on the New Market of the São Paulo Stock Exchange - BOVESPA, which resulted in a capital increase of R$ 494,394 with the issuance of 26,724,000 common shares.

In January 2007 the acquisition of 60% of AlphaVille Urbanismo S.A. (“AUSA”), resulting from the merger of Catalufa Participações Ltda. was completed. The core business of AUSA is to identify, develop and sell high-quality residential condominiums in the metropolitan regions throughout Brazil.

In March 2007 the Company concluded an initial public offer of stock on the New York Stock Exchange - NYSE, resulting in a capital increase of R$ 487,812 with the issuance of 18,761,992 shares.

Also in March 2007, Gafisa began its operations in the lower income class real estate market, concentrated in FIT Residencial Empreendimentos Imobiliários Ltda. (“FIT Residential”), which is one of its wholly-owned subsidiaries.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

2.	PRESENTATION OF THE QUARTERLY INFORMATION

The following quarterly information was approved by the Board of Directors in their meeting held on August 1, 2007.

a.	Basis of presentation

The quarterly information was prepared in conformity with accounting practices adopted in Brazil, which incorporate in general the accounting rules set out in the Brazilian corporate law, adopted by every type of company in Brazil, considering the accounting aspects that are specific to the different market, and regulated by the regulating authorities (Central Bank of Brazil, Brazilian Securities Commission - “CVM”, Superintendent of Private Insurance, etc.) which represent an evolution in regard to the corporate law rules. In other words, the practices supported by the corporate law and recognized by the regulating authorities as a progress in the convergence with international accounting rules are considered covered in the context of the accounting practices adopted in Brazil.

The consolidated cash flow statement, presented as supplementary information, is not required by the Brazilian Corporate Law, but was prepared according to the Accounting Rules and Practices # 20 (NPC 20) established by IBRACON.

In the preparation of the quarterly information it is necessary to use estimates to value assets, liabilities and other transactions during the reporting period and the disclosure of contingent assets and liabilities at the date of the quarterly information. The quarterly information includes estimates that are used to determine certain items, including, inter alia, the budgeted costs of the ventures, the provisions required for the non-recovery of assets, provision for credits that are not recognized related to the deferred income tax and the recognition of contingent liabilities, the actual results of which may differ from the estimates.

b.	Consolidation practices

The quarterly information of the parent company and consolidated was prepared in accordance with the consolidation rules established in Law 6.404/76 and Instruction CVM # 247/96 and includes all of the subsidiaries listed in Note 8, with separate disclosure of the participation of the minorities. In regard to the jointly-controlled companies, the consolidation incorporates the assets, liabilities and result accounts, proportionally to the total equity interest held in the corporate capital of the corresponding investee.

The inter-company balances and transactions, as well as the unrealized profits, were eliminated in the consolidation, including investments, current accounts, dividends receivable, revenues and expenses and unrealized results among consolidated companies. Transactions and balances with related parties, shareholders and investees are reported in the corresponding explanatory notes.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

3.	MAIN ACCOUNTING PRACTICES

a.	Recognition of Results

(i) Calculation of the result of the development and sale of real estate – The revenues, as well as the costs and expenses related to development, are taken to the result over the period of construction to the extent of the financial development thereof, as determines Resolution CFC # 963, considering the date on which the works began and not the date of execution of the sale or receipt of the uncompleted units sold.

Accordingly, in the sales of uncompleted units the result is recognized based on the estimated profit margin at the end of the development on the date of each balance sheet, adjusted according to the contractual and performance conditions of the ventures, considering the percentage of the costs incurred in relation to the total costs at the end of each period of the units sold, as detailed below:

•
The stage of completion of the works is determined based on the financial progress of the enterprise. The rate of the financial progress of the enterprise is calculated based on the percentage of the costs incurred, including expenses with land and construction costs in relation to the total budgeted costs up to the completion of the works, estimated as of the date of each balance sheet. The total budgeted cost estimated up to the completion of the works includes the costs incurred at the date of each balance sheet when it was prepared, plus the budgeted and contracted costs to be incurred as of that instance.

•
To calculate the revenue to be appropriated in the period, the percentage of the costs incurred should be applied to the total sales value of the units, adjusted in accordance with the contractual conditions.

•
The revenue is recognized in the period and includes the amount found as per the preceding paragraph, deducted from the total revenues already recognized in the former periods related to the units sold.

•
The taxes due over the difference between the real estate incorporation revenue and the accrued revenue subject to taxation are calculated and reflected in the accounting upon the recognition of such difference in revenue.

•
The counter-entry of the revenue recognized in the period is incorporated to the assets. Accordingly, any recognized revenue amount that exceeds the amount received from clients is registered in development clients accounts in current assets or long-term receivables, the classification of which observes the same proportion as the estimated future cash flow in relation to the total "Receivables" related to the enterprise.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

•	On the other hand, any amount received that exceeds the recognized revenue amount is registered in the current liabilities as a "Client Advance".

In the installment sales of completed units the result is incorporated in the instance the sale is realized irrespective of the term for receipt of the contractual price, and provided that the following conditions are met: (a) the value thereof can be estimated, i.e. the receipt of the sale price is known or the sum that will not be received may be reasonably estimated, and (b) the process of recognition of the sale revenue is substantially concluded, i.e. the Company is released from its obligation to perform a considerable part of its activities that will generate future expenses related to the sale of the completed unit.

(ii) Supply of construction services– Revenues from the supply of real estate services consist basically of amounts received related to the management of construction work for third parties, technical management and management of real estate. The revenue is recognized, net of the corresponding costs incurred, to the extent that the services are provided.

a.
Cash and banks and financial investments– Substantially represents bank deposit certificates and investment in investment funds, denominated in Reais, with high market liquidity and maturity not greater than 90 days or in regard to which there are no penalties or other restrictions for the immediate redemption thereof. They are stated at cost, except the investment funds that are registered at market value, plus the income earned up to the date of the balance sheets.

b.
Receivables– They are stated at cost, plus monetary correction. The allowance for doubtful accounts, when necessary, is constituted in an amount that is considered sufficient by management to cover probable losses on the realization of the credits. The outstanding installments are adjusted based on the National Civil Construction Index – INCC during the construction phase, and on the General Market Prices Index - IGP/M after the date of delivery of the keys of the units that are completed. The balance of the receivables is adjusted by annual interest of 12%. The financial revenue based on the balance of the receivables account is registered in the result as "Development Revenue", the interest recognized at June 30, 2007 totals R$ 4,301 (parent company) and R$ 10,187 (consolidated).

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

c.
Certificates of real estate receivables (“CRIs”) - The Company financially assigns real estate receivables to securitize the issuance of CRIs. Such assignment (usually without recourse) is registered as a reduction of the receivables account, after the date of delivery of the keys of the corresponding real estate units that comprise the CRIs portfolio representing the gross amount of the credits assigned. The financial discount, which represents the difference between the amount received and the credit at the date of the assignment, is appropriated to the result in the financial expenses account over the term of validity of the contract. The expenses with commissions paid to the issuer of the CRIs are recognized directly in the result when incurred on the accrual basis. The financial guarantees, when participation is acquired (subordinated CRI) and maintained to secure the receivables that were assigned, are recorded in the balance sheet at their market value.

d.
Real estate to commercialize - Includes the costs incurred with the construction and/or acquisition of unsold land and real estate, including capitalized interest, in the construction phase and of the already completed units. The balances outstanding at the end of each period do not exceed their corresponding net realization values. The Company acquires a part of the land through exchange operations in which, in the exchange for the land acquired it undertakes (a) to deliver real estate units of developments being built or (b) a part of the sales revenues originating from the sale of the real estate units of the developments. The effective construction cost of the exchanged units is diluted in the other unsold units. The Company capitalizes interest during the construction phase (limited to the corresponding financial expense amount) in the case of existence of specific financing for the enterprises.

e.
Expenses with sales to appropriate - The balance of the expenses to appropriate includes the expenses related to tangible assets (costs with the sales stand, mock-up apartments and corresponding furniture) of unsold units. This balance is amortized against the selling expenses account based on the cost incurred in relation to the total budgeted cost.

f.
Expenses with warranties - The Company provides limited warranties for five years covering structural flaws in the developments sold. Given that the warranties for the work performed (responsibility and costs) are usually provided by the Company’s subcontractor, the amounts paid by the Company are not significant.

g.
Prepaid expenses - Includes miscellaneous expenses, including the current part of the expenses with the issuance of debentures and the deferral of the expenses with shares pending issuance, which shall be recorded as an expense upon the issuance thereof.

h.
Property and equipment - Stated at purchase cost. Depreciation is calculated on the straight-line basis, based on the estimated useful life of the asset, as follows: (i) vehicles: 5 years; (ii) utensils and installations: 10 years; (iii) computers and software licenses: 5 years. Expenses related to the acquisition and development of computer systems are capitalized.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

i.
Goodwill and discount on the acquisition of investment– The discount is represented by an acquisition realized 2005, which will be appropriated to the result as the assets are realized, except as set out below. The goodwill relates to the acquisition of investments in subsidiaries, which is based on the expectation of future profitability, and is amortized exponentially and progressively over the maximum term of 10 years. Analysis of the recovery of the goodwill will be conducted annually based on the projections of future results.

On January 8, 2007 the Company acquired the totality of the shares of Catalufa Participações Ltda. (“Catalufa”) by exchanging shares that it owned in the amount of R$134,029. The Company’s Management then merged Catalufa based on its book value at the base date of the operation. The main asset of Catalufa on this base date was the investment in the subsidiary Alphaville Urbanismo S.A. (“AUSA”), with a provision for net capital deficiency, recorded on the equity method of accounting and a participation of 57.42% in the corporate capital, which subsequently increased to 60% pursuant to the capital increase described below.

The difference between the book value of the investment after the Company paid up capital in AUSA in the sum of R$ 20,000 and its market value, supported by an appraisal report, was registered as a goodwill of R$170,941 based on expected future profitability. The balance of the goodwill will be amortized in up to 120 months, exponentially and progressively.

j.
Real estate development obligations– Represents the estimated cost to be incurred of the units sold of the real estate enterprises launched up to December 31, 2003. The counter-entry is registered in the "Result of sales of real estate to be appropriated". The changes to the budgeted costs are registered to the extent that they are known and allocated between the cost of the sales and the result of the sales of real estate to be appropriated. The costs incurred with the unsold units are registered in "Real estate to commercialize".

k.	Obligations for purchase of real estate– Comprised of the obligations that are contractually established for the acquisitions of land.

l.
Result of the sale of real estate to be appropriated– Represents the residual net amount of the sales of units of the real estate enterprises launched up to December 31, 2003, less budgeted construction costs (that had as a counter-entry the "Real estate development obligations" account), cost of acquisition of land and financial charges of the construction financing.

m.	Selling expenses– Include advertising, campaigns, commission and other similar expenses.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

n.
Income tax and social contribution on the net profit– The income tax (25%) and the social contribution on the net profit (9%) are calculated based on their nominal rates, which total 34%. The deferred income tax is calculated over the totality of the temporary differences. As allowed by the tax regulations, certain subsidiary and associated companies elected the presumed profit taxation system. In regard to such companies the income tax base is calculated at 8% (social contribution on the net profit at 12%) over the gross revenues, to which apply the regular corresponding tax rates of this tax and contribution.

The deferred tax assets are recognized over tax losses, negative base of the social contribution on net profit and temporary differences, to the extent that the realization thereof is likely to occur. If the realization of a deferred tax asset is not likely to occur, there is no accounting recognition. Tax losses do not have a term of expiry, but offsetting is limited in future periods to 30% of the taxable profit of each period. Companies that elect the presumed profit system cannot offset tax losses incurred in a period with subsequent periods.

o.
Other current and long-term liabilities– These are stated at their known or expected value and are registered in accordance with the accrual system, together with, when applicable, the corresponding charges and monetary and exchange variations. The workers’ compensation liability, particularly related to the vacation charges and payroll, is provisioned over the period of acquisition of the right thereto.

p.	Stock option plans– The Company manages Stock Option Plans. The grant of the stock option plan to workers does not result in an accounting expense.

q.
Profit sharing plan extended to the workers and management staff– The Company distributes profit sharing to its workers and management staff (included in the general and administrative expenses). The Company’s by-laws establish the distribution of profits to management (in an amount that does not exceed their annual compensation or 10% of the Company’s net profits, whichever is less). The bonus system operates with three performance triggers, structured based on the efficiency of the corporate targets, followed by business targets and finally individual targets. The sums to be paid under this plan may differ from the accounting liabilities.

r.	Earnings per share– Calculated considering the number of outstanding shares at the date of the balance sheet, net of the treasury shares.

s.
Reclassifications– On June 30, 2007 the Company changed, with retroactive effects (reclassification) in regard to the June 30, 2006 period, the balance of cancelled units to the real estate development revenue account, and of the expenses with CPMF to the financial expenses account, aiming to better present the quarterly information, as established in Deliberation CVM 506.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

4.	CASH AND BANKS AND FINANCIAL INVESTMENTS

	Parent Company		Consolidated
Type of operation	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Cash and banks	3,024	24,797	21,328	34,049

Financial investments:
Investment Funds	649	1,580	649	1,580
Bank Deposit Certificates	460,979	575,432	474,039	585,623

Total cash and banks and investments	464,652	601,809	496,016	621,252

At June 30, 2007 the Bank Deposit Certificates include earned interest from 98.0% up to 100.6% of the Inter-Bank Deposit Certificate (CDI) rate.

In conformity with Instruction CVM 408/04, the Company consolidated the financial statements of the Multimercado Arena and Multimercado Olimpic investment funds, of which it is currently the sole quotaholder. These investment funds centralize the financial investments portfolio, outsourcing the administrative tasks and maximizing the return to the shareholder.

5.	RECEIVABLES, DEVELOPMENT OBLIGATIONS AND RESULT OF SALES OF REAL ESTATE TO APPROPRIATE

a.	Receivables from clients of developments

As of January 1, 2004 the Company prospectively applied Resolution CFC 963, which determines that the receivables be recognized to the extent the revenue is appropriated in accordance with the proportion of the financial cost incurred.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

	Parent Company		Consolidated
	06/30/2007	03/31/2007	06/30/2007	03/31/2007
Total balance of developments:
Current	294,491	266,399	411,256	365,848
Non-Current	166,268	127,404	316,057	236,576

	460,759	393,803	727,313	602,424

Developments not reflected in the financial statements
(as determined by Resolution 963):
Current	170,479	132,384	270,288	220,894
Non-Current	600,275	509,473	793,470	720,555

	770,754	641,857	1,063,758	941,449

	1,231,513	1,035,660	1,791,071	1,543,873

b.	Real estate development obligations

The balance of the real estate development obligations, considering the enterprises launched and implemented up to December 31, 2003 (prior to the introduction of Resolution CFC 963) and those launched and implemented as of 2004, may be stated as follows:

	Parent Company		Consolidated
	06/30/2007	03/31/2007	06/30/2007	03/31/2007
Enterprises developed up to December 31, 2003:
Current	4,260	3,740	5,710	5,088

	4,260	3,740	5,710	5,088
Enterprises developed as of 2004 (not reflected in the financial statements):
Current	364,646	275,246	527,159	473,575
Non-current	96,643	104,393	112,253	130,341

	461,289	379,639	639,412	603,916

	465,549	383,379	645,122	609,004

c.	Result of sales of real estate to appropriate

The balance of the result of the sales of real estate to appropriate, considering the enterprises launched and implemented up to December 31, 2003 (prior to the introduction of Resolution CFC 963) and those launched and implemented as of 2004, may be stated as follows:

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

	Parent Company		Consolidated
	06/30/2007	03/31/2007	06/30/2007	03/31/2007
Enterprises developed up to December 31, 2003:
Revenues of sales to appropriate	357	1,372	1,414	1,551
Cost of units sold to appropriate	(325)	(1,235)	(361)	(1,456)

	33	136	1,053	95

Enterprises developed as of 2004 (not reflected in the financial statements):
Revenues of sales to appropriate	788,299	661,385	1,100,269	985,735
Cost of units sold to appropriate	(474,364)	(397,298)	(681,415)	(613,817)
	313,935	264,088	418,854	371,918

	313,967	264,224	419,907	372,013

d.	Allowance for doubtful accounts and client advances

The constitution of an allowance for doubtful accounts was considered unnecessary, since these credits substantially refer to developments under construction, whereby the concession of the corresponding property deeds occurs only after the liquidation and/or negotiation of the clients’ credits.

The balances of the client advances, which exceed the revenues recognized in the period, amount in the consolidated to R$ 50,181 at June 30, 2007 (March 31, 2007 - R$ 62,833) and are classified in "Client advances (development and services)".

e.	Sale of receivables by securitization

The Company adopted a program of securitization of receivables with third parties, through which it sold client receivables. The company that acquired the client receivables portfolio transferred the same to a fiduciary agent. The fiduciary agent then sells investment certificates ("CRIs"), which represent an undivided participation in the client receivables held by the fiduciary agent to an investor.

The Company uses this program to finance its cash needs more efficiently. The programs contain certain conditions and requirements, including a criterion related to the quality of the receivables in the client portfolio. If the conditions or requirements established in the programs are not met, the resources originating from the program could be restricted or suspended, or their cost could increase.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

Assignments of receivables by securitization are registered as a sale, after certain conditions are met, and in such situation the corresponding receivables are excluded from the financial statements. In the case of existence of recourse against the Company, the receivable assigned is maintained registered in the balance sheet. The Company maintains participation in the receivables portfolio (junior CRIs) based on levels determined by the fiduciary agent that acquired the client portfolio. In this case, the junior CRIs are included in the financial statements in the "Clients – Non-Current receivables" account.

The Company entered into an agreement with Brazilian Securities Companhia de Securitização ("BSCS") on September 13, 2006, in which the Company transferred a securitized receivables portfolio to BSCS totaling R$ 61,800 (nominal value). BSCS issued CRIs with a term of redemption of up to 100 months. The Company agreed to assign and transfer the client receivables to BSCS in the amount of R$ 61,400 (present value) in exchange for cash, at the date of transfer, discounted to present value. The CRIs were issued in two different classes: senior CRIs and junior CRIs. Under such agreement the Company undertook to acquire all of the junior CRIs, representing approximately 19% of the amount issued, totaling R$ 11,826 (present value). The senior CRIs are indexed to the IGP-M and accrue interest at 12% per annum. The Junior CRIs were issued to secure a minimum return to the senior CRIs and can only be redeemed after the senior CRIs are totally redeemed.

The Company measures the market value of its participation in the assigned receivables portfolio (junior CRIs) throughout the total term of maturity of the securitization program. Additionally, the Company estimates and registers a provision for losses over the percentage of its participation maintained in portfolio, when necessary. In this regard the book value of this participation is equal to its corresponding market value.

6.	REAL ESTATE TO COMMERCIALIZE

	Parent Company		Consolidated
	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Land	170,386	177,133	187,257	214,235
Real estate under construction	188,942	187,372	351,753	295,704
Completed units	26,107	12,169	55,003	49,520

	385,435	376,674	594,013	559,459

The Company has undertaken commitments to build units, exchanged for the acquisition of land, which are stated in the balance sheet as follows: (i) budgeted construction cost of exchanged units diluted in the other units sold (registered in real estate development obligation); (ii) effective cost of construction of exchanged units diluted in the other unsold units, registered in real estate under construction.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

7.	OTHER RECEIVABLES – CURRENT

	Parent Company		Consolidated
	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Miscellaneous current accounts (a)	243,479	210,033	45,217	40,265
Values with brokers	10,425	8,470	15,214	14,780
Assignment of receivable credit	9,154	9,055	9,154	9,055
Financing of clients to release	10,448	10,448	10,635	10,635
Deferred PIS and COFINS	15,414	17,097	19,052	20,555
Advances for future capital increase	39,853	5,986	3,215	3,215
Other	16,452	20,070	16,930	19,351

	345,225	281,159	119,417	117,856

(a)
The Company participates in the development of real estate ventures jointly with other partners, directly or through related parties, based on the constitution of condominiums and/or consortiums. The management structure of these ventures and the cash management are centralized in the leading company of the enterprise, which manages the works and the budgets. Thus, the leader of the enterprise assures that the allocations of the resources needed are made and applied as planned. The sources and allocations of resources of the venture are reflected in these balances, observing the participation percentage, which are not subject to adjustment or financial charges and do not have a predetermined maturity. The average term of development and completion of the enterprises in which the resources are allocated is three years. Other payables to partners of real estate ventures are presented separately.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

8. INVESTMENTS IN SUBSIDIARIES

				Information of the subsidiaries
		Participation		Net Equity		Net profit (loss) in the period
	Investees	Jun/07	Mar/07	Jun/07	Mar/07	Jun/07	Mar/07

00008	PENÍNSULA SPE1 SA	50.00%	50.00%	(541)	(703)	422	260
00010	PENÍNSULA SPE2 SA	50.00%	50.00%	(3,256)	(3,288)	(34)	(66)
00018	RES.DAS PALMEIRAS SPE Ltda - 18	90.00%	90.00%	1,546	1,556	102	113
00036	GAFISA SPE 36 LTDA.	99.80%	99.80%	2,053	738	2,107	792
00038	GAFISA SPE 38 LTDA.	99.80%	99.80%	3,584	1,877	3,145	1,438
00040	GAFISA SPE 40 LTDA.	50.00%	50.00%	348	(236)	861	276
00041	GAFISA SPE 41 LTDA.	99.80%	99.80%	14,093	9,790	7,238	2,935
00042	GAFISA SPE 42 LTDA.	50.00%	50.00%	(632)	(560)	(339)	(267)
00043	GAFISA SPE 43 LTDA.	99.80%	99.80%	(2)	(2)	(1)	(0)
00044	GAFISA SPE 44 LTDA.	99.80%	99.80%	(1)	(1)	(0)	(0)
00045	GAFISA SPE 45 LTDA	99.80%	99.98%	(164)	280	(571)	(126)
00046	GAFISA SPE 46 LTDA	60.00%	60.00%	(1,056)	(1,238)	(91)	(271)
00047	GAFISA SPE 47 LTDA	99.80%	99.80%	(5)	(6)	(5)	(4)
00048	GAFISA SPE 48 LTDA	99.80%	99.80%	(181)	(2)	(181)	(1)
00049	GAFISA SPE 49 LTDA.	100.00%		(1)		(2)
00052	GAFISA SPE 52 LTDA.	99.80%		(0)		(1)
00053	GAFISA SPE 53 LTDA.	60.00%		(251)		(251)
00055	GAFISA SPE 55 LTDA.	99.80%	99.80%	0	1	(0)	(0)
00070	GAFISA SPE 70 LTDA.	50.00%		1,009		(791)
00087	DV SPE S/A - 87	50.00%	50.00%	(69)	(223)	165	11
00089	DV SPE S/A - 89	50.00%	50.00%	967	952	3	(12)
00091	VILLAGIO PANAMBY TRUST – 91	50.00%	50.00%	3,781	3,893	(142)	(30)
00122	GAFISA SPE 22 LTDA.	49.00%	49.00%	(1,292)	(1,277)	(212)	(197)
00125	GAFISA SPE 25 LTDA.	66.67%	66.67%	14,023	13,702	471	151
00126	GAFISA SPE 26 LTDA.	50.00%	50.00%	28,639	29,306	4	671
00127	GAFISA SPE 27 LTDA.	50.00%	50.00%	12,792	12,416	(1,215)	(1,591)
00128	GAFISA SPE 28 LTDA.	99.80%	99.80%	(927)	(867)	(127)	(67)
00129	GAFISA SPE 29 LTDA.	70.00%	70.00%	4,178	4,820	(1,265)	(623)
00130	GAFISA SPE 30 .LTDA.	99.80%	99.80%	14,487	11,086	6,590	3,190
00131	GAFISA SPE 31 LTDA.	99.80%	99.80%	22,614	21,926	869	180
00132	GAFISA SPE 32 LTDA.	99.80%	99.80%	1	1	(0)	(0)
00133	GAFISA SPE 33 LTDA.	100.00%	100.00%	10,373	10,823	814	1,263
00134	GAFISA SPE 34 LTDA.	99.80%	99.80%	(3,469)	(3)	(3,467)	(1)
00135	GAFISA SPE 35 LTDA.	99.80%	99.80%	1,799	822	1,846	870
00137	GAFISA SPE 37 LTDA	99.80%	99.80%	8,047	6,903	2,179	1,035
00139	GAFISA SPE 39 LTDA.	99.80%	99.80%	4,048	2,326	2,787	1,065
00250	GAFISA SPE 50 LTDA.	99.80%		(1)		(1)
00251	GAFISA SPE 251LTDA.	80.00%	99.80%	(389)	(20)	(389)	(20)
00760	GAFISA SPE 760	45.00%	45.00%	8,333	6,361	2,684	712
00763	GAFISA SPE 763	30.00%	30.00%	4,973	3,435	(44)	(81)
177700	ALTA VISTTA	50.00%	50.00%	(527)	(854)	(445)	(355)
177800	DEP.JOSÉ LAJES	50.00%	50.00%	(279)	(14)	(288)	(26)
177900	SÍTIO JATIÚCA	50.00%	50.00%	(546)	(331)	(1,078)	(168)
178000	SPAZIO NATURA	50.00%	50.00%	1,439	(126)	(17)	(9)
	AUSA	60.00%	60.00%	8,711	(23,996)	8,498	4,197
77996	DIODON PARTICIPAÇÕES	100.00%	100.00%	32,171	31,982	291	62

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

		Participation		Investments in subsidiaries		Equity in results
	Investees	Jun/07	Mar/07	Jun/07	Mar/07	Jun/07	Mar/07

00008	PENÍNSULA SPE1 S/A	50.00%	50.00%	(270)	(351)	211	130
00010	PENÍNSULA SPE2 S/A	50.00%	50.00%	(1,628)	(1,644)	(17)	(33)
00018	Res..Das Palmeiras SPE Ltda-18	90.00%	90.00%	1,391	1,401	92	102
00036	Gafisa SPE 36 Ltda.	99.80%	99.80%	2,049	736	2,103	790
00038	Gafisa SPE 38 Ltda.	99.80%	99.80%	3,577	1,873	3,139	1,435
00040	Gafisa SPE 40 Ltda.	50.00%	50.00%	174	(118)	430	138
00041	Gafisa SPE 41 Ltda.	99.80%	99.80%	14,064	9,770	7,223	2,929
00042	Gafisa SPE 42 Ltda.	50.00%	50.00%	(316)	(280)	(169)	(133)
00043	Gafisa SPE 43 Ltda.	99.80%	99.80%	(2)	(2)	(1)	(0)
00044	Gafisa SPE 44 Ltda.	99.80%	99.80%	(1)	(1)	(0)	(0)
00045	Gafisa SPE 45 Ltda.	99.80%	99.80%	(164)	280	(570)	(125)
00046	Gafisa SPE 46 Ltda.	60.00%	60.00%	(634)	(743)	(55)	(163)
00047	Gafisa SPE 47 Ltda.	99.80%	99.80%	(5)	(6)	(5)	(4)
00048	Gafisa SPE 48 Ltda.	99.80%	99.80%	(181)	(2)	(180)	(1)
00049	Gafisa SPE 49 Ltda.	100.00%		(1)	-	(2)
00052	Gafisa SPE 52 Ltda	99.80%		(0)	-	(1)
00053	Gafisa SPE 53 Ltda	60.00%		(150)	-	(151)
00055	Gafisa SPE 55 Ltda	99.80%	99.80%	0	1	(0)	(0)
00070	Gafisa SPE 70 Ltda	50.00%		505		(395)
00087	Dv Bv SPE S/A – 87	50.00%	50.00%	(34)	(111)	82	5
00089	DV SPE S/A – 89	50.00%	50.00%	483	476	1	(6)
00091	Vilagio de Panamby Trust – 91	50.00%	50.00%	1,891	1,946	(71)	(15)
00122	Gafisa SPE 22 Ltda	49.00%	49.00%	(633)	(626)	(104)	(97)
00125	Gafisa SPE 25 Ltda	66.67%	66.67%	9,349	9,135	314	100
00126	Gafisa SPE 26 Ltda	50.00%	50.00%	14,320	14,653	2	336
00127	Gafisa SPE 27 Ltda	50.00%	50.00%	6,396	6,208	(608)	(796)
00128	Gafisa SPE 28 Ltda	99.80%	99.80%	(926)	(866)	(127)	(67)
00129	Gafisa SPE 29 Ltda	70.00%	70.00%	2,925	3,374	(886)	(436)
00130	Gafisa SPE 30 Ltda	99.80%	99.80%	14,458	11,064	6,577	3,183
00131	Gafisa SPE 31 Ltda	99.80%	99.80%	22,569	21,882	867	180
00132	Gafisa SPE 32 Ltda	99.80%	99.80%	1	1	(0)	(0)
00133	Gafisa SPE 33 Ltda	100.00%	100.00%	10,373	10,823	814	1,263
00134	Gafisa SPE 34 Ltda	99.80%	99.80%	(3,462)	(3)	(3,460)	(1)
00135	Gafisa SPE 35 Ltda	99.80%	99.80%	1,795	821	1,843	868
00137	Gafisa SPE 37 Ltda	99.80%	99.80%	8,031	6,889	2,175	1,033
00139	Gafisa SPE 39 Ltda	99.80%	99.80%	4,040	2,322	2,782	1,063
00250	Gafisa SPE 50 Ltda	99.80%		(1)		(1)
00251	Gafisa SPE 251 Ltda	80.00%	99.80%	(311)	(20)	(311)	(20)
00760	Gafisa SPE 760	45.00%	45.00%	3,750	2,862	1,208	321
00763	Gafisa SPE 763	30.00%	30.00%	1,492	1,031	(13)	(24)
177700	Alta Vistta	50.00%	50.00%	(263)	(427)	(222)	(177)
177800	Dep.José Lages	50.00%	50.00%	(139)	(7)	(144)	(13)
177900	Sítio Jatiúca	50.00%	50.00%	(273)	(165)	(539)	(84)
178000	Spazio Natura	50.00%	50.00%	720	(63)	(8)	(4)
	Ausa	60.00%	60.00%	5,227	(14,398)	5,099	2,518
77998	Diodon Participações	100.00%	100.00%	32,171	31,982	291	62

				152,355	119,697	27,212	14,257

(*) The financial statements used to calculate the equity accounting adjustment and consolidate the quarterly information of 06/30/2007 are of the base date 05/31/2007, in accordance with Deliberation CVM 247 and Law 6.404/76.

Provision for loss on Investments (228140)	9,651	19,829
Amortization of discount – Diodon	(335)			-
Catalufa	170,941	170,941
Amortization of goodwill AUSA	(7,500)	(3,750)
Other Investments goodwill – Subsidiaries	2,581	2,734	(297)	(259)
AUSA (Capital increase – June)	-	(1,272)

	327,693	308,179	26,915	13,998

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

9. LOANS AND FINANCING

		Parent Company		Consolidated
Type of operation	Annual interest rate	06/30/2007	03/31/2007	06/30/2007	03/31/2007

National Housing System (SFH)	TR + 6.2 up to 11.0%	12,926	9,911	38,295	34,249
Assumption of debt from mergers of shareholders	TR + 10% up to 12.0%	16,237	16,925	16,237	16,925
Financing of enterprises	CDI + 3% up to 6.3%	-	-	22,359	23,147
Working Capital	CDI + 3.5% up to 6.2%	-	-	41,387	34,952
Others	19.6% up to 25.7% per annum	-	-	1,998	3,912

Total		29,163	26,836	120,276	113,185

Non-current portion		(14,625)	(14,960)	(68,566)	(59,469)

Current portion		14,538	11,876	51,710	53,716

Rates:

TR – Referential Rate
SFH – National Housing System

SFH – The Company has credit lines from the SFH, the resources of which are released throughout the construction of the related developments.

Assumption of debt from merger of shareholders – this corresponds to debts assumed from former shareholders with maturities up to 2013.

Financing of Developments and Working Capital – correspond to credit lines from banks to obtain the resources needed for the ventures of AUSA.

As guarantee to secure the loans and financing, the investors provided sureties, mortgages were given on the units and credit rights were pledged.

The Company is subject to several relevant indices and limits of positive and negative performance (covenants), including, inter alia: (a) limitations on the level of total indebtedness, (b) relation with the quantity and amount of guarantees (avais), mortgage of units and pledge of credit rights to grant, (c) certain conditions to be met in transactions with related parties, which in general must be carried out under normal market conditions and those adopted in similar operations with third parties, and (d) maintenance of financial and liquidity ratios calculated based on the financial statements prepared in accordance with the accounting practices adopted in Brazil. At June 30, 2007 the Company was in compliance with the clauses described above.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

The non-current installments at June 30, 2007 mature in 2008 (R$13,101), 2009 (R$34,117), 2010 (R$16,883), 2011 and subsequently (R$4,465), in the consolidated.

10. DEBENTURES

In September 2006 the Company obtained approval of its Second Distribution of Debentures Program, which enabled the offering of simple debentures, non-convertible into shares, of the type subordinated and/or with a property and/or unsecured guarantee limited to the sum of R$500,000. Under this Program the Company issued a series of 24,000 debentures, corresponding to a total of R$240,000, with the following features:

Program/ Issuances	Amount	Annual Remuneration	Maturity	06/30/2007	03/31/2007

Second/ 1st issuance	240,000	CDI + 1.30%	September 2011	250,481	242,663

Total				250,481	242,663
(-) Current portion				(10,481)	(2,663)

Non-current portion				240,000	240,000

In addition to the early maturity clauses, which are common in this type of operation, the second debentures program establishes the compliance with certain covenants, which include, inter alia, the maintenance of minimum levels of net indebtedness, balance of receivables and early maturity clause in the event the Company obtains a risk classification lower than a predetermined level. At June 30, 2007 the Company was in compliance with the aforesaid clauses.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

11. OTHER PAYABLES – CURRENT

	Parent Company		Consolidated
	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Real estate ventures	-	-	3,181	3,740
Current accounts	117,624	106,078	1	11
Assignment of credits payable	1,378	1,373	1,378	1,373
Provision for loss on investments	9,651	11,789	-	-
Other payables	6,144	4,365	7,128	13,251

	134,797	123,605	11,688	18,375

The loans with partners in real estate enterprises are related to amounts due under contracts involving the payment of current accounts, in which IGP-M variation, plus 12% per annum, applies.

12. COMMITMENTS AND CONTINGENCIES

a.	Tax, labor and civil law cases

The Company is involved in lawsuits that arise from the normal course of business and has constituted a provision when it deems a loss likely and reasonably quantifiable. In regard to such cases certain court deposits were made ("Other assets – long-term receivables") and will be transferred to the result when ruled in favor of the Company.

The movement of the provision for contingencies is summarized below:

	Parent Company	Consolidated
	2007	2007

Balance at March 31, 2007	4,183	20,878
Additions	1	406
Reductions	(513)	(513)

Balance at June 30, 2007	3,671	20,771

Non-current portion	-	(17,100)

Current portion	3,671	3,671

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

The Company is a party in judicial and administrative cases involving the Excise Tax (IPI) and Value-Added Tax on Sales and Services (ICMS) due on two importations of aircraft in 2001 and 2005 under leasing agreements without purchase option. The chances of defeat in the ICMS case is estimated by the attorneys that are handling it as: (i) probable in regard to the principal and interest and (ii) remote in regard to the fine for non-compliance with ancillary obligation. The contingency estimated by the attorney as a probable loss amounts to R$20,771, and is provisioned in the quarterly information of June 30, 2007, R$16,274 of which refers to the aforesaid case.

Furthermore, at June 30, 2007 other cases involving the Company were pending, the outcome of which, in the legal counsel’s opinion could be a possible, but not probable, loss, amounting to approximately R$ 58,123, in respect of which the Company’s management believes that it is not necessary to constitute a provision for losses.

From the total resources obtained in the offering of the Company’s shares in the New Market, under the title of “security deposit” in the non-current, R$27,979 was retained in a “restricted deposit” account pursuant to a court order. The Company is appealing such decision on the grounds the claim lacks merit. No provision was constituted in the quarterly information of June 30, 2007 based on the position of the Company’s legal counsel.

b.	Obligations related to the completion of the real estate developments

The Company is committed to deliver real estate units to be built, in exchange for land acquired. The Company also undertook to complete the units sold and abide by the laws that regulate the civil construction sector, including the obtaining of the relevant government licenses.

13.	SHAREHOLDER’S EQUITY

a.	Corporate capital

In January 2007 the acquisition of 60% of AlphaVille Urbanismo S.A. (“AUSA”) arising from the merger of Catalufa Participações Ltda. was approved, and on the same date a capital increase of R$134,029 through the issuance, for public subscription, of 6,358,116 new common shares, all to form part of the corporate capital, was also approved.

On March 15, 2007 a capital increase of R$487,813 was approved, through the issuance for public subscription of 18,761,992 new common shares, without par value, at the issue price of R$26 per share, in accordance with Article 170, Paragraph 1 of Law 6.404/76.

On March 31, 2007 the corporate capital corresponded to R$1,214,580, represented by 131,769,430 common, book-entry shares without par value, 3,124,972 of which were treasury shares.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

On May 7, 2007 a capital increase of R$5,216, represented by common, book-entry shares, without par value, was approved.

On June 21, 2007 GP Investments liquidated its investment of 9,634,273 shares (7.1% of the capital of Gafisa), leading the “free float” to increase to 86%.

On June 29, 2007 a capital increase of R$694 represented by common, treasury shares, without par value, was approved. On June 30, 2007 the corporate capital was R$ 1,220,490, represented by 132,382 thousand shares, of which 3,125 thousand shares were treasury shares.

b.	Stock Option Plan

A total of five stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining the clauses in general and which, inter alia, (a) define the period of employment that is required for the employees to be eligible to benefit from the plans, (b) the selection of the employees that are entitled to participate and (c) establish the prices of the purchase of preferred shares to be exercised under the plans.

The price of the grant is adjusted according to the variation in the IGP-M, accruing annual interest at 6%. The stock option may be exercised in one to three years subsequent to the start date of the work period established in each of the plans.

The Company may decide to issue new shares or transfer the treasury shares to the workers in accordance with the clauses established in the plans. The Company holds a priority right in the case of refusal to purchase the shares issued under the plans in the event of dismissal and retirement. In such case the sums advanced are returned to the workers, in certain circumstances, in amounts that correspond to the greater of the market value of the stock (as established in the rules of the plans) or the amount paid plus monetary correction based on the variation in the IGP-M and annual interest of 6%.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

14.	INCOME TAX AND SOCIAL CONTRIBUTION

a.	Composition of deferred assets/liabilities

	Parent Company		Consolidated
	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Asset:
Tax benefit arising from the merger of shareholders	10,897	11,676	10,897	11,676
Tax losses and negative CSLL tax base	34,593	17,939	34,593	24,171
Temporary differences	23,542	24,074	28,423	24,074

	69,032	53,689	73,913	59,921

Liabilities:
Difference between the revenues taxed on the cash basis and the amount recorded on the accrual basis:	38,836	31,045	52,260	43,848

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the rules determined by the Federal Revenue (SRF) Instruction 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus budgeted cost. The taxation will occur over an average period of three years, considering the term for receipt of the sales and the completion of the corresponding construction.

At June 30, 2007 the parent company had tax losses and negative CSLL tax bases, totaling R$121,572 (03/312007: R$105,861), with corresponding tax benefits of R$41,334 (03/31/2007: R$35,993). The net tax effect of the tax losses and negative CSLL tax base registered as an asset totals R$ 34,593 at June 30, 2007 (03/31/2007: R$24,171).

The Company did not record the deferred income tax asset on the tax losses of its subsidiaries which adopted the real profit system and the remaining losses are limited to the amount for which the offsetting is supported by the projection of profits of the next 10 years, discounted to present value, according to Instruction CVM 273/98 and 371/02. Based on the projections of generation of future taxable results of the parent company and subsidiaries, the estimated recovery of the consolidated balance of the deferred income tax and CSLL asset in the ten years period is as follows: 2007 - R$ 2,820; 2008 - R$12,604 and R$58,489 in 2009 and subsequently. The projections of future taxable profits consider estimates that are related, inter alia, with the Company’s performance and also the behavior of the market in which it is engaged and certain economic factors. The actual values could differ from the estimates.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

15.	FINANCIAL INSTRUMENTS

The Company restricts its exposure to credit risks associated with banks and financial investments, investing in first class financial institutions and with remuneration in short term securities. In regard to the receivables, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. At June 30, 2007 and March 31, 2007 no material concentration of credit risk associated with clients existed.

The Company did not operate with derivatives in the periods ended June 30, 2007 and March 31, 2007. The book value of the financial instruments of the balance sheet accounts is approximately equivalent to their market value and such instruments are represented substantially by financial investments, loans and financing.

16.	INSURANCE

Gafisa S.A. and its subsidiaries maintain civil liability insurance related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as fire hazards, lightning strike, electrical damages, natural disasters and gas explosion. The contracted coverage is considered by management sufficient to cover any risks involving its assets and/or responsibilities.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

17.	SUPPLEMENTARY INFORMATION ON CASH FLOW

	Parent Company		Consolidated
	2nd quarter	1st Quarter	2nd Quarter	1st quarter
	06/30/2007	03/31/07	06/30/2007	03/31/2007
OPERATING ACTIVITIES

Net profit (loss)	32,142	(12,552)	32,142	(12,552)
Expenses (income) not affecting cash and banks and financial investments
Depreciation and amortization	5,196	4,875	5,515	5,061
Participation in subsidiaries	(12,919)	(13,998)	-	-
Tax, labor and other contingencies	(512)	78	107	78
Discount over investments	(936)	(1,016)	(936)	(1,016)
Non-realized interest and financial charges, net	8,478	9,029	1,158	10,449
Deferred taxes and contributions	(7,552)	-	(5,580)	(7,652)
Minority interest	-	-	13,105	(9,489)

Decrease (increase) in asset accounts
Clients	(64,791)	(55,456)	(122,734)	(69,371)
Real estate to commercialize	(8,761)	(37,212)	(34,554)	(118,469)
Other receivables	(64,066)	21,009	4,022	(10,464)
Expenses with sales to appropriate	(4,184)	(1,982)	(6,287)	(1,940)
Prepaid expenses	(5,536)	(1,114)	(5,547)	(2,246)

Increase (decrease) in liability accounts
Real estate development obligations	520	(1,687)	622	(1,645)
Obligations for purchase of real estate	(19,033)	9,550	(19,487)	15,477
Taxes and contributions	3,397	3,291	11,304	7,470
Suppliers	9,401	16,447	13,494	35,461
Client advances	(3,945)	(21,447)	(12,652)	(13,313)
Salaries, charges and profit sharing payable	(1,330)	(180)	1,554	1,497
Other payables	2,830	(5,665)	(15,600)	33,326
Assignment of credits payable	(232)	(186)	(232)	(186)
Result of sale of real estate to appropriate	(103)	(1,228)	958	(2,345)

Net cash used in operating activities	(131,936)	(89,446)	(139,628)	(141,868)

INVESTING ACTIVITIES

Acquisition of fixed assets	(7,001)	(4,076)	(9,179)	(8,423)
Acquisition of investments	(5,658)	(165,805)	3,893	(169,058)

Use of cash in investing activities	(12,660)	(169,880)	(5,286)	(177,481)

FINANCING ACTIVITIES

Addition of loans and financings	3,426	3,726	25,055	71,232
Payments of loans and financings	(1,893)	(18,395)	(11,282)	(21,282)
Assignment of receivable credit	(3)	1,704	(3)	1,704
Subscription of common shares	5,909	622,787	5,909	622,787

Cash provided by financing activities	7,439	609,822	19,679	674,441

Net increase (decrease) in cash and banks and financial investments	(137,157)	350,496	(125,325)	355,092

At start of period	601,809	251,313	621,251	266,159
At end of period	464,652	601,809	496,016	621,251

Net increase (decrease) in cash and banks and financial investments	(137,157)	350,496	(125,235)	355,092

******

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

05.01 – COMMENT ON THE COMPANY’S PERFORMANCE DURING THE QUARTER

SEE 08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
1	Total Assets	2,295,382	2,241,757
1.01	Current Assets	1,683,830	1,717,864
1.01.01	Available funds	496,016	621,252
1.01.01.01	Cash and banks	21,328	34,049
1.01.01.02	Financial Investments	474,688	587,203
1.01.02	Credits	435,887	392,634
1.01.02.01	Trade accounts receivable	435,887	392,634
1.01.02.01.01	Receivables from clients of developments	411,256	365,848
1.01.02.01.02	Receivables from clients of construction and services rendered	24,489	26,539
1.01.02.01.03	Other Receivables	142	247
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	594,013	559,459
1.01.03.01	Real estate to commercialize	594,013	559,459
1.01.04	Other	157,914	144,519
1.01.04.01	Expenses with sales to incorporate	25,259	18,972
1.01.04.02	Prepaid expenses	13,238	7,691
1.01.04.03	Other receivables	119,417	117,856
1.02	Non Current Assets	611,552	523,893
1.02.01	Long Term Assets	428,674	340,784
1.02.01.01	Sundry Credits	316,057	236,576
1.02.01.01.01	Receivables from clients of developments	316,057	236,576
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	112,617	104,208
1.02.01.03.01	Deferred income and social contribution taxes	73,913	59,921
1.02.01.03.02	Other receivables	10,725	16,308
1.02.01.03.03	Court deposits	27,979	27,979
1.02.02	Permanent Assets	182,878	183,109
1.02.02.01	Investments	167,709	171,602
1.02.02.01.01	Interest in direct and indirect associated companies	0	0
1.02.02.01.02	Interest in associated companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	1,352	1,345
1.02.02.01.04	Interest in Subsidiaries - goodwill	166,357	170,257
1.02.02.01.05	Other Investments	0	0
1.02.02.02	Property, plant and equipment	15,169	11,507
1.02.02.03	Intangible assets	0	0
1.02.02.04	Deferred charges	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
2	Total Liabilities	2,295,382	2,241,757
2.01	Current Liabilities	402,305	416,643
2.01.01	Loans and Financing	51,710	53,716
2.01.02	Debentures	10,481	2,663
2.01.03	Suppliers	75,638	62,144
2.01.04	Taxes, charges and contributions	60,349	49,045
2.01.04.01	PIS Contribution	0	13,642
2.01.04.02	COFINS Contribution	0	27,533
2.01.04.03	Installed payment of PIS and COFINS	0	2,517
2.01.04.04	Other taxes and contributions payable	0	5,353
2.01.05	Dividends Payable	2,823	11,163
2.01.06	Provisions	3,671	4,183
2.01.06.01	Provision for Contingencies	3,671	4,183
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	197,633	233,729
2.01.08.01	Real estate development obligations	5,710	5,088
2.01.08.02	Obligations for purchase of land	108,913	127,846
2.01.08.03	Payroll, profit sharing and related charges	21,141	19,587
2.01.08.04	Advances from clients - real state and services	50,181	62,833
2.01.08.05	Other liabilities	11,688	18,375
2.02	Non Current Liabilities	427,090	410,281
2.02.01	Long Term Liabilities	426,745	409,000
2.02.01.01	Loans and Financing	68,566	59,469
2.02.01.02	Debentures	240,000	240,000
2.02.01.03	Provisions	17,100	16,695
2.02.01.03.01	Provision for Contingencies	17,100	16,695
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	1,331	2,648
2.02.01.06	Other	99,748	90,188
2.02.01.06.01	Real estate development obligations	0	0
2.02.01.06.02	Obligations for purchase of land	13,501	14,055
2.02.01.06.03	Result of sales of real estate to appropriate	1,053	95
2.02.01.06.04	Deferred income and social contribution taxes	52,260	43,848
2.02.01.06.05	Other liabilities	32,934	32,190
2.02.02	Future taxable income	345	1,281
2.03	Non-controlling shareholders’ interest	3,616	(9,489)
2.04	Shareholders' equity	1,462,371	1,424,322
2.04.01	Paid-in capital stock	1,202,440	1,196,530
2.04.01.01	Capital Stock	1,220,490	1,214,580

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
2.04.01.02	Treasury shares	(18,050)	(18,050)
2.04.02	Capital Reserves	167,276	167,276
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Revenue reserves	92,655	60,516
2.04.04.01	Legal	9,905	9,905
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	82,750	50,611
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	0	0
2.04.05	Retained earnings/accumulated losses	0	0
2.04.06	Advances for future capital increase	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2007 to 6/30/2007	4 - 1/1/2007 to 6/30/2007	5 - 4/1/2006 to 6/30/2006	6 - 1/1/2006 to 6/30/2006
3.01	Gross Sales and/or Services	280,121	515,461	158,701	296,193
3.01.01	Real estate development and sales	264,319	496,333	139,602	262,584
3.01.02	Construction services rendered	15,802	19,128	19,099	33,609
3.02	Gross Sales Deductions	(13,573)	(24,597)	(6,550)	(12,216)
3.02.01	Taxes on services and revenues	(11,305)	(20,188)	(6,153)	(11,422)
3.02.02	Brokerage fee on sales	(2,268)	(4,409)	(397)	(794)
3.03	Net Sales and/or Services	266,548	490,864	152,151	283,977
3.04	Cost of Sales and/or Services	(186,467)	(342,823)	(113,027)	(209,927)
3.04.01	Cost of Real estate development	(186,467)	(342,823)	(113,027)	(209,927)
3.05	Gross Profit	80,081	148,041	39,124	74,050
3.06	Operating Expenses/Income	(49,565)	(124,676)	(17,821)	(67,286)
3.06.01	Selling Expenses	(17,330)	(29,336)	(9,422)	(18,551)
3.06.02	General and Administrative	(26,584)	(45,160)	(10,021)	(16,622)
3.06.02.01	Profit sharing	(4,379)	(6,930)	0	0
3.06.02.02	Other Administrative Expenses	(22,205)	(38,230)	(10,021)	(16,622)
3.06.03	Financial	(2,945)	(11,630)	3,990	(2,923)
3.06.03.01	Financial income	15,637	23,717	16,621	27,323
3.06.03.02	Financial Expenses	(18,582)	(35,347)	(12,631)	(30,246)
3.06.04	Other operating income	2,848	2,498	(691)	(634)
3.06.05	Other operating expenses	(5,517)	(40,752)	(2,862)	(30,910)
3.06.05.01	Depreciation and Amortization	(5,517)	(10,578)	(1,022)	(1,734)
3.06.05.02	Extraordinary Expenses	0	(30,174)	(1,840)	(29,176)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2007 to 6/30/2007	4 - 1/1/2007 to 6/30/2007	5 - 4/1/2006 to 6/30/2006	6 - 1/1/2006 to 6/30/2006
3.06.06	Earnings (losses) on equity of affiliates	(37)	(296)	1,185	2,354
3.07	Total operating income	30,516	23,365	21,303	6,764
3.08	Total non-operating (income) expenses, net	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes/profit sharing	30,516	23,365	21,303	6,764
3.10	Provision for income and social contribution taxes	(1,774)	(3,365)	(1,140)	(1,970)
3.11	Deferred Income Tax	5,703	4,152	(881)	(289)
3.12	Statutory Profit Sharing/Contributions	(560)	(1,120)	0	0
3.12.01	Proft Sharing	(560)	(1,120)	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0	0
3.14	Non-controlling shareholders’ interest	(1,743)	(3,444)	0	0
3.15	Income/Loss for the Period	32,142	19,588	19,282	4,505
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	129,257	129,257	102,431	102,431
	EARNINGS PER SHARE (Reais)	0.24867	0.15154	0.18824	0.04398
	LOSS PER SHARE (Reais)

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Gafisa Reports Strong Secong Quarter Results
Net operating revenue increases 75% to R$267 million
Company posts 72% growth in launches and 50% growth in pre-sales

São Paulo, August 6, 2007– Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported its financial results for the second quarter ended June 30, 2007 (2Q07). The following financial and operating information, unless otherwise indicated, was prepared and presented in accordance with Brazilian GAAP (BR GAAP) and in Brazilian Reais (R$). Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa’s stake (or participation) in its developments.

Commenting on second quarter results, Wilson Amaral, chief executive officer of Gafisa S.A. said, “I am pleased with the operating and financial results we delivered in the first half of 2007. Not only did we launch new developments valued close to R$800 million, on a consolidated basis, but importantly, we also continued to show robust pre-sales results during the quarter, indicating increasing consumer demand for our products. We are committed to serving all levels of the homebuyer market through products tailored to their needs and to the introduction of new financing options for consumers. This commitment, coupled with positive industry trends, strong brand recognition and a well capitalized balance sheet, puts Gafisa in a sound position to continue to deliver rapid and sustainable growth.” Additional management comments about the Company’s results can be found on page 4 of this release.

Operating & Financial Highlights for the 2Q07
IR Contact
Email: ir@gafisa.com.br
Tel: +55 (11) 3025-9305
IR Website:
www.gafisa.com.br/ir
2Q07 Earnings Results
Conference Call
Date:
Tuesday, August 7, 2007
> In English
11:00am EST
12:00pm Brasilia Time
Phone: +1 (973) 935-8893
Code: 9046538
Replay: +1 (973) 341-3080
Code: 9046538
> In Portuguese
9:00am EST
10:00am Brasilia Time
Phone: +55 (11) 2101-4848
Code: Gafisa
Replay: +55 (11) 2101-4848
Code: Gafisa

• Project Launches for 2Q07 totaled R$470.7 million, a 71.6% increase over 2Q06. Pre-sales for 2Q07 totaled R$342.8 million, a 49.8% increase over 2Q06.

• For the three months ended June 30, 2007, consolidated net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 75.2% to R$266.5 million from R$152.2 million for the 2Q06 period.

• 2Q07 EBITDA reached R$38.4 million (14.4% EBITDA margin), a 90% increase compared to the R$20.2 million 2Q06 EBITDA (13.3% EBITDA margin).

• Net Income for 2Q07 was R$32.1 million (12.1% Net Income margin), an increase of 52.2% compared with the adjusted net income of R$21.1 million in 2Q06 (13.9% Net income margin). 2Q07 Adjusted Earnings per Share was R$.25, a 20.6% increase compared to the R$.21 in 2Q06.

• The Backlog of Results to be recognized under the PoC method reached R$418.8 million in 2Q07 representing 75.4% growth over 2Q06. The Backlog Margin to be recognized reached 38.1%.

• In 2Q07 we continued consolidating our national presence, launching developments in Maceio (state of Alagoas), Manaus (state of Amazonas), Salvador (state of Bahia) and Belém (state of Pará). Also, in June we launched our first development in Santos (state of São Paulo).

• During the quarter Gafisa launched an innovative mortgage product with a leading financial institution, “Blue Print Mortgage.” This new product offers consumers favorable rates with a long-term repayment option while reducing working capital requirements for Gafisa. In three recent project launches offering the Blueprint mortgage option on average 69% of the units sold utilized the credit facility.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

• Working capital requirements continue to improve as more homebuyers finance pre-sales through bank mortgages. During the first semester of 2007 60% of our pre-sales were financed with bank mortgages, compared with 35% during the year of 2006.

• Leveraging Gafisa´s existing regional partnerships, Fit Residencial has expanded its national footprint. FIT is currently developing projects in Salvador (Bahia), Belém (Pará), Goiania (Goias) and Porto Alegre (Rio Grande do Sul). Fit Residencial´s Land Bank reached R$233 million.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Recent Developments

During the second quarter of 2007, Fit Residencial, a wholly-owned subsidiary focused on urban developments for the mid-low income segment of the market, accelerated the ramp-up of its operations. Strong consumer acceptance of Fit’s first project in Jacanã, launched in March 2007, resulted in sales reservations of over 85% (Fit Residencial recognizes sales only after the client has received the final approval by Caixa Econômica Federal). A dedicated team from CEF working closely with Fit on qualifying home-buying applicants has resulted in smooth and efficient credit processing procedures averaging less than 30 days to complete. Leveraging Gafisa´s existing partnerships, Fit Residencial expanded its national footprint and increased its land bank to R$233 million. Fit is currently developing projects in Salvador (Bahia), Belém (Pará), Goiânia (Goias) and Porto Alegre (Rio Grande do Sul).

In 1Q07, Gafisa created a joint venture, Bairro Novo, with Odebrecht Empreendimentos Imobiliários, Ltda to exclusively develop, manage and build large scale Affordable Entry Level (AEL) projects in suburban areas, with over 1,000 units per development. Since that time, a management team has been named and plans are underway to launch the joint venture’s first project during the first semester of 2008. Modeled after the Mexican affordable housing model, Bairro Novo will develop large standardized communities, complete with the necessary community and public infrastructure.

During the quarter Gafisa launched an innovative mortgage product with a leading financial institution, “Blue Print Mortgage.” This new financial product allows buyers to finance a 10% initial down payment as well as lock-in a twenty-five year bank mortgage on the remaining 90% purchase price of a new home prior to construction. Home buyers without an established credit history are able to qualify by paying monthly installments on a timely basis. Additionally, home buyers receive their units 6 to 10 months ahead of the regular schedule, bringing important savings in rent and increased quality of life. This new product offers consumers a favorable rate with a long-term repayment option while reducing working capital requirements for Gafisa.

On March 16, 2007 Gafisa became the first Brazilian homebuilder publicly-traded on the New York Stock Exchange (NYSE). Since the follow-on offering on the Bovespa and the NYSE listing, the Company’s trading volume has increased nearly fourfold, with an average daily trading volume of 700.000 common shares on the BOVESPA (approximately R$20MM) and an average daily trading volume of 650.000 common shares on the NYSE (approximately US$10MM).

During the quarter, the portion of Gafisa’s outstanding shares held by public investors (“float”) increased to 86%, reinforcing the Company’s position as a truly public company with a strong commitment to the highest standards of corporate governance. Management believes that this provides Gafisa with an important competitive edge in today’s marketplace.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating and Financial Highlights	2Q07	2Q06	Var. (%)	1H07	1H06	Var. (%)
Project Launches (R$000) (% Gafisa)	470,673	274,215	72%	773.819	436.239	77%
Project Launches (R$000) (including partners stakes)	678,832	372,196	82%	1.023.793	534.220	92%
Project Launches (Units) (including partners stakes)	2,744	1,254	119%	4.561	1.736	163%
Average Project Launch Price (R$/sq.m) (100% without lots)	2,625	2,853	-8%	2.584	3.062	-16%
Pre-Sales (R$000) (% Gafisa)	342,778	228,870	50%	597.281	381.206	57%
Sales from projects launched in 2007 (R$000) (% Gafisa)	224,361	143,699	56%	299.521	186.163	61%
Sales from inventory prior to 2007 (R$000) (% Gafisa)	118,418	85,171	39%	297.760	195.043	53%
Pre-Sales (R$000) (including partners stakes)	439,012	272,458	61%	745.525	436.176	71%
Pre-Sales (Units) (including partners stakes)	1,806	766	136%	2.992	1.432	109%
Average Sales Price (R$/sq.m) (100% without lots)	2,705	2,805	-4%	2.741	2.838	-3%

Net Operating Revenues	266,548	152,151	75%	490,864	283,977	73%
Gross Profits	80,081	39,124	105%	148,041	74,050	100%
Gross Margin	30.0%	25.7%	4.33p.p.	30.2%	26.1%	4.08p.p.
EBITDA	38,416	20,175	90%	74,627	40,597	84%
EBITDA Margin	14.4%	13.3%	1.15p.p.	15.2%	14.3%	0.91p.p.
Extraordinary Expenses	0	-1,840	-100%	-30,174	-29,176	3%
Adjusted Net Income	32,140	21,122	52.2%	49,762	33,681	48%
Adjusted Net Margin	12.1%	13.9%	-1.82p.p.	10.1%	11.9%	-1.72p.p.
Adjusted Earnings per Share	0.25	0.21	20.6%	0.39	0.34	14.3%
Average number of shares, basic	129,195,063	102,430,921	26%	127,098,840	98,305,345	29%

Backlog of Revenues	1,100	540	104%	1,100	540	104%
Backlog of Results	419	239	75%	419	239	75%
Backlog Margin[1]	38.1%	44.2%	-6.15p.p.	38.1%	44.2%	-6.15p.p.

Net Debt (Cash)	-125,259	-147,045	-15%	-125,259	-147,045	-15%
Cash	496,016	422,779	17%	496,016	422,779	17%
Shareholders’ Equity	1,462,371	807,633	81%	1,462,371	807,633	81%
Total Assets	2,295,381	1,406,612	63%	2,295,381	1,406,612	63%

Note: 1 In order to increase transparency and visibility of future earnings, during the fourth quarter ended December 31st 2006, the Company changed the accounting practice adopted with respect to the costs and earnings to be recognized in our backlog.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

CEO Commentary and Corporate Highlights for Fiscal 2Q07

Fueled by continued growth in the housing industry reflecting increased consumer demand and greater access to financing, Gafisa turned in strong results for the second quarter of 2007.  With 20 launches representing almost R$800 million in potential sales value, and 57% growth in pre-sales during the first semester of 2007, Gafisa continued to show that its team is executing on plan and its products are meeting consumer demand.

The real estate market continues to benefit from rising consumer confidence, decreasing interest rates, expansion of loan terms and the strong inflow of commercial bank mortgages. Demand for housing has been fueled by increasing access to financing. The first semester of 2007 was marked by impressive mortgage financing growth in Brazil, with a 67% increase in the amount of mortgages granted over the first semester of 2006.

Competition, particularly in São Paulo, is increasing as additional well capitalized players enter the market. Although we haven’t seen scarcity of available land, prices have been increasing and permitting is becoming more difficult. Over the years Gafisa has developed proprietary technology for permitting projects, which together with our well diversified land bank, has enabled the company to continue approving and launching developments on schedule.

Importantly, the Company’s strong performance during the first half of 2007 reflects positively on our ability to execute on our long term strategy. We have been able to leverage our competitive advantages to the benefit of our customers, partners and shareholders:

Brand: Homebuyers trust the quality of the Gafisa product and have seen a track-record of on-time deliveries. Our high sales velocity speaks to the strength of our brand.

Land Bank: The Company has one of the most expansive and diversified land banks. Gafisa now owns approximately R$6.2 billion in its land bank, in 91 different sites, equaling almost 50.000 units. Importantly, this land bank is highly diversified, with almost 70% outside of the cities of Rio de Janeiro and São Paulo. As mentioned above, although permitting has become a bottleneck for some companies, Gafisa´s proprietary technology for permitting projects together with our well-diversified land bank, has enabled us to continue launching on schedule.

Management: Gafisa’s professional management team, as well as its distinguished training program, continues to attract an unprecedented number of candidates, ensuring a strong pool of management into the future. The 2007 trainee program has recently been launched and expanded to include recruiting in all 27 states of Brazil.

Transparency: Gafisa´s reputation for transparency has made us the preferred partner for consumers who want consistent quality and on-time delivery, joint venture partners who expect fair and transparent relationships, to shareholders who demand the highest standards of corporate governance.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The second quarter of 2007 was highlighted by many significant accomplishments. I am excited about the opportunities and remain confident in the strength of our professional management team’s ability to continue to execute on our long-term growth strategy.

Wilson Amaral
CEO – Gafisa S.A.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Project Launches and Pre-Sales

Gafisa’s project launches rose by 71.6%, or R$196.5 million, from R$274.2 million in 2Q06 to R$470.7 million in 2Q07. Following our strategy of diversification into under-explored markets, during 2Q07 Gafisa launched in Maceió (in the state of Alagoas), Manaus (in the state of Amazonas), Salvador (in the state of Bahia) and Belém (in the state of Pará). Also, 2Q07 marked Gafisa’s debut in Santos (in the state of São Paulo). In 2Q07, 53.6% of the launches were in markets outside the cities of São Paulo and Rio de Janeiro.

The decrease in the average price per square meter for the developments launched during 2Q07 (R$2,625, compared to R$2,853 during the same period in 2006) is due to the fact that the mix of our launches in 2Q06 was more concentrated on the High and Mid-high Income segments (48% of launches in 2Q06), which are characterized by a higher price point.

The tables below detail new projects launched in the second quarter and the first 6 months of 2007:

Table 1 – 2Q07 Launches by Segment ¹
	Launches (R$000) (% Gafisa)			Launch price (R$/sq.m) (100%)			Launches (usable area – sq.m) (100%)
Segments	2Q07	2Q06	Change (%)	2Q07	2Q06	Change (%)	2Q07	2Q06	Change (%)
HIG	-	36,244	-100%	NA	3,638	NA	-	9,963	-100%
MHI	176,789	95,955	84%	3,178	3,296	-4%	81,587	51,763	58%
MID	290,796	99,712	192%	2,392	2,213	8%	172,826	48,104	259%
AEL	3,087	-	NA	1,467	NA	NA	4,207	-	NA
LOT	-	42,303	-100%	NA	278	NA	-	212,000	-100%
COM	-	-	NA	NA	NA	NA	-	-	NA
TOTAL	470,673	274,215	72%	2,625	2,853	-8%	258,621	321,830	-20%

Table 2 – 2Q07 Launches by Region
Geog. Region	2Q07	2Q06	Change (%)	2Q07	2Q06	Change (%)	2Q07	2Q06	Change (%)
São Paulo	128,545	73,266	75%	2,305	3,481	-34%	69,845	34,043	105%
Rio de Janeiro	89,767	58,933	52%	3,176	3,191	0%	44,342	27,683	60%
New Markets	252,360	142,016	78%	2,610	2,213	18%	144,433	260,104	-44%
TOTAL	470,673	274,215	72%	2,625	2,853	-8%	258,621	321,830	-20%

Segment Breakdown1: HIG = High Income / MHI = Mid-High / MID = Middle Income / AEL = Affordable Entry Level / LOT = Urbanized Lots /COM = Commercial (commercial buildings).

Table 3 – 1H07 Launches by Segment ¹
	Launches (R$000) (% Gafisa)			Launch price (R$/sq.m) (100%)			Launches (usable area – sq.m) (100%)
Segments	1H07	1H06	Change (%)	1H07	1H06	Change (%)	1H07	1H06	Change (%)
HIG	-	82,397	-100%	NA	3,778	NA	-	21,808	-100%
MHI	176,789	172,134	3%	3,178	3,285	-3%	81,587	75,118	9%
MID	541,951	99,712	444%	2,452	2,213	11%	281,036	48,104	484%
AEL	20,061	6,983	187%	1,729	1,808	-4%	13,388	3,862	247%
LOT	35,018	42,303	-17%	232	278	-16%	225,269	212,000	6%
COM	-	32,709	-100%	NA	5,169	NA	-	6,328	-100%
TOTAL	773,819	436,239	77%	2,584	3,062	-16%	601,280	367,219	64%

Table 4 – 1H07 Launches by Region
Geog. Region	1H07	1H06	Change (%)	1H07	1H06	Change (%)	1H07	1H06	Change (%)
São Paulo	221,202	156,428	41%	2,296	3,292	-30%	110,449	61,260	80%
Rio de Janeiro	133,782	137,795	-3%	3,018	3,646	-17%	61,250	45,855	34%
New Markets	418,835	142,016	195%	2,609	2,213	18%	429,581	260,104	65%
TOTAL	773,819	436,239	77%	2,584	3,062	-16%	601,280	367,219	64%

1 For information about segmentation, refer to glossary in the end of this report.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Pre-sales for the three-month period ended June 30, 2007 amounted to R$342.8 million, a 50% increase over the same quarter in the previous year. As the strong sales figures confirm, the increased supply in the market has not decreased Gafisa´s sales velocity.

In 2Q07, 83.0% of our pre-sales came from the mid (MID) and mid-high (MHI) segments. High income (HIG), lots and affordable entry level accounted for the remaining 17.0%. The large growth in the MID and MHI segments demonstrates that the fundamentals of the industry remain very compelling. The real estate market is benefiting from rising consumer confidence, decreasing interest rates, expansion of loan terms and the strong inflow of commercial bank mortgages.

Our diversification strategy is showing strong results, as we continue to launch and sell quickly in new markets. Our pre-sales in new markets increased 298%, and accounted for 47% of our total pre-sales in 2Q07.

The tables below set forth a detailed breakdown of our pre-sales for the second quarter and the first 6 months of 2007:

Table 5 – 2Q07 Pre-Sales by Segment ¹
	Pre-Sales (R$000) (%Gafisa)			Sales price (R$/sq.m) (100%)			Pre-Sales – usable area (sq.m) (100%)
Segments	2Q07	2Q06	Change (%)	2Q07	2Q06	Change (%)	2Q07	2Q06	Change (%)
HIG	21,924	49,451	-56%	3,633	4,018	-10%	6,149	12,308	-50%
MHI	69,889	108,688	-36%	3,060	3,189	-4%	35,155	45,627	-23%
MID	214,787	50,549	325%	2,619	2,089	25%	101,217	25,004	305%
AEL[2]	13,027	11,628	12%	1,984	1,239	60%	7,028	9,410	-25%
LOT	16,105	6,976	131%	189	738	-74%	126,050	16,010	687%
COM	7,047	1,578	347%	4,971	3,151	58%	1,418	573	148%
TOTAL	342,778	228,870	50%	2,705	2,805	-4%	277,017	108,932	154%

Table 6 – 2Q07 - Pre-Sales by Region
Geog. Region	2Q07	2Q06	Change (%)	2Q07	2Q06	Change (%)	2Q07	2Q06	Change (%)
São Paulo	129,945	129,908	0%	3,004	3,069	-2%	62,596	48,647	29%
Rio de Janeiro	50,958	58,270	-13%	2,969	2,660	12%	22,414	29,787	-25%
New Markets	161,876	40,693	298%	2,754	2,271	21%	192,007	30,497	530%
TOTAL	342,778	228,870	50%	2,705	2,805	-4%	277,017	108,932	154%

Table 7 – 2Q07 Pre-Sales by Launch Year
Launching year	2Q07	2Q06	Change (%)	2Q07	2Q06	Change (%)	2Q07	2Q06	Change (%)
Launches from 2007	224,361	-	NA	2,693	-	NA	134,187	-	NA
Launches from 2006	69,984	143,699	-51%	3,029	3,320	-9%	39,301	53,626	-27%
Launches from 2005	48,433	85,171	-43%	3,059	251	1118%	103,529	55,306	87%
TOTAL	342,778	228,870	50%	2,705	2,805	-4%	277,017	108,932	154%
Note: ¹ For information about segmentation, refer to glossary in the end of this report. 2 Fit Residencial recognizes sales only after the client has received the final approval by Caixa Econômica Federal.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Table 8 – 1H07 Pre-Sales by Segment
	Pre-Sales (R$000) (%Gafisa)			Sales price (R$/sq.m) (100%)			Pre-Sales – usable area (sq.m) (100%)
Segments	1H07	1H06	Change (%)	1H07	1H06	Change (%)	1H07	1H06	Change (%)
HIG	46,432	65,028	-29%	3,718	3,854	-4%	12,602	16,871	-25%
MHI	128,544	159,761	-20%	3,160	3,252	-3%	57,678	61,974	-7%
MID	336,713	98,209	243%	2,574	2,207	17%	160,118	46,990	241%
AEL2	15,796	24,642	-36%	1,934	1,452	33%	8,647	17,058	-49%
LOT	45,973	8,978	412%	238	691	-66%	267,047	22,257	1100%
COM	23,823	24,588	-3%	5,206	4,791	9%	4,590	5,374	-15%
TOTAL	597,281	381,206	57%	2,799	2,838	-1%	510,681	170,524	199%

Table 9 – 1H07 - Pre-Sales by Region
Geog. Region	1H07	1H06	Change (%)	1H07	1H06	Change (%)	1H07	1H06	Change (%)
São Paulo	229,950	226,338	2%	2,736	2,881	-5%	103,388	86,453	20%
Rio de Janeiro	90,830	95,366	-5%	2,923	3,129	-7%	40,941	39,511	4%
New Markets	276,501	59,502	365%	2,811	2,258	24%	366,352	44,560	722%
TOTAL	597,281	381,206	57%	2,799	2,838	-1%	510,681	170,524	199%

Table 10 – 1H07 Pre-Sales by Launch Year
Launching year	1H07	1H06	Change (%)	1H07	1H06	Change (%)	1H07	1H06	Change (%)
Launches from 2007	299,521	-	NA	2,611	-	NA	237,456	-	NA
Launches from 2006	200,261	186,163	8%	3,011	3,442	-13%	96,647	64,162	51%
Launches from 2005	57,765	128,594	-55%	3,099	2,540	22%	61,632	58,167	6%
Up to 2004 launchings	39,734	66,449	-40%	3,228	2,230	45%	114,945	48,195	139%
TOTAL	597,281	381,206	57%	2,799	2,838	-1%	510,681	170,524	199%

Operations

Gafisa now has 89 projects under construction in 14 different states, totaling approximately 5.1 million square meters. With a strong record of managing multiple construction sites spread over a wide geographical area, we believe Gafisa has the expertise to deliver on our aggressive launch strategy.

We have delivered 12 projects this year and expect to deliver another 19 by the end of the year.

Land Reserves

Consistent with our established land bank policies, the Company owns approximately R$6.2 billion in its land bank distributed in 91 different sites. Gafisa’s current land reserve totals R$3.3 billion as we continue aligned with our policy of maintaining land reserves of two to three years of future project launches. The land bank totals 1.5 million square meters, which is equivalent to 13,425 units, of which 9,541 units are in the middle and mid-high income segments. AlphaVille’s current land reserves totals R$2.6 billion, which is equivalent to 12.3 million square meters, and 33,388 units. Fit’s current land reserves totals R$233.1 million, which is equivalent to 137 thousand square meters, and 2,965 units.

We continue with our land bank diversification strategy and at the end of the quarter 68% of Gafisa’s land bank was outside the cities of Rio de Janeiro and São Paulo. Our land bank reflects our strategy of servicing all levels of the homebuyer market. One of our goals going forward is to continue increasing the land bank for Fit Residencial, aimed at the Affordable Entry Level segment.

As of June 30, 2007, the proportion of land acquired through swap agreements in Gafisa dropped to 70.3% compared to 72.4% in March 31, 2007. In 2Q07, the percentage of swap agreements in our land reserve in the city of São Paulo decreased to 39.4% from 46.6% in 1Q07. The stock of land acquired through swap agreements in the city of Rio de Janeiro and in new markets was 88.6% and 72.4%, respectively.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The table below shows a detailed breakdown of our current land bank:

Table 11a – Land Bank Gafisa

	Potential Units					% acquired through
	HIGH	MID & MHI	AEL	COM&LOTS	Future Sales (R$000)	Swap
São Paulo	636	2,074	-	102	1,192	39.4%
Rio de Janeiro	776	750	-	418	500	88.6%
New Markets	764	6,717	-	1,188	1,629	72.4%
Total	2,176	9,541	-	1,708	3,321	70.3%
% of Total	16%	71%	0%	13%

Table 11b – Land Bank AlphaVille
	Potential Units	Future Sales	% acquired through
	LOTS	(R$000)	Swap
São Paulo	15,739	1,033	85.1%
Rio de Janeiro	1,736	178	100.0%
New markets	15,913	1,396	82.3%
Total	33,388	2,607	84.6%
% of Total	100%

Table 11c – Land Bank Fit Residencial
	Potential Units	Future Sales	% acquired through
	AEL	(R$000)	Swap
São Paulo	1,199	87	0.0%
Rio de Janeiro	-	-	0.0%
New markets	1,766	146	16.0%
Total	2,965	233	10.6%
% of Total	100%

2Q07 - Revenues

Total net operating revenues for the three months ending June 30, 2007 rose 75% to R$266.5 million from R$152.2 million over the same period of the previous year. This growth was primarily due to the recognition of higher pre-sales from previous periods.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method) and the pre-sales portfolio is recognized in future periods even if the company has already completely pre-sold developments.

The table below presents detailed information of pre-sales and recognized revenues by launch year:

Table 12 – Pre-sales x Recognized revenues – 2Q07
	2Q07				2Q06
Launching year	Pre-Sales	% of Total	Revenues	% of Revenues	Pre-Sales	% of Total	Revenues	% of Revenues
Developments
Launched in 2007	224,361	65.5%	16,038	6.0%
Launched in 2006	69,984	20.4%	73,398	27.5%	143,699	62.8%	16,042	10.5%
Launched in 2005	40,665	11.9%	128,083	48.1%	48,347	21.1%	43,144	28.4%
Launched up to 2004	7,768	2.3%	49,029	18.4%	36,824	16.1%	92,965	61.1%
TOTAL	342,778	100.0%	266,548	100.0%	228,870	100.0%	152,151	100.0%

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

2Q07 - Gross Profits

Gross profits for 2Q07 totaled R$80.1 million, an increase of 105% compared to the second quarter of 2006. The gross margin for 2Q07 was 30.0%, 430 basis points (bps) higher than the same period of 2006. This result has been influenced by the increase in sales at higher margins as we have been recognizing revenue from projects launched in 2005 and 2006.

2Q07 – Selling, General, and Administrative Expenses (SG&A)
Our aggressive growth strategy leads to higher SG&A expenses. As seen below, the main effect comes from the growth in G&A expenses. This growth is due to the consolidation of AlphaVille (R$5.5 million), and the ramp-up of Fit Residencial and Bairro Novo (R$2.8 million). Additionally, bonus provisions (R$4.9 million), which were previously accrued at year end are now accrued quarterly.

In the current scenario, it is more appropriate to compare SG&A expenses with the company’s launches due to the lag in revenue recognition.

Table 13 – SG&A expenses	2Q07	2Q06		1H07	1H06
Selling Expenses	17,330	9,422	Selling Expenses	29,336	18,551
G&A Expenses	27,146	10,021	G&A Expenses	46,280	16,622
SG&A	44,476	19,443	SG&A	75,616	35,173

	2Q07	2Q06		1H07	1H06
Selling Expenses / Launches	3.7%	3.4%	Selling Expenses / Launches	3.8%	4.3%
G&A Expenses / Launches	5.8%	3.7%	G&A Expenses / Launches	6.0%	3.8%
SG&A / Launches	9.4%	7.1%	SG&A / Launches	9.8%	8.1%

2Q07 - EBITDA

EBITDA for 2Q07 totaled R$38.4 million, 90% higher than the R$20.2 million in 2Q06. As a percentage of net revenues, EBITDA increased 115 bps from 13.3% in 2Q06 to 14.4% in the 2Q07.

Our aggressive growth strategy leads to higher SG&A expenses, as Gafisa expenses selling on a cash basis and increases the G&A to support growth. As we recognize 100% of the expenses as they are incurred, but use the PoC method to recognize the revenues, SG&A expenses increase in advance of the higher revenues. Please refer to the 4Q06 Earnings Release for a detailed description of the SG&A accounting.

It is also important to mention that, starting in 2007, we are accruing our bonus provision on a quarterly basis. During 2006 we provisioned the yearly bonus fully in the last quarter, strongly impacting the quarter’s EBITDA. Impact in 2007 will be distributed in all four quarters, with an R$4.9 million provision in 2Q07, which represents 1.9% of net revenues.

2Q07 - Depreciation and Amortization

Depreciation and amortization in 2Q07 amounted to R$5.5 million, an increase of 440% compared to the R$1.0 million in 2Q06. This is a result primarily of the R$3.8 million amortization of goodwill from the AlphaVille acquisition. The goodwill from the AlphaVille acquisition will be amortized over 10 years.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date - June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

2Q07 - Financial Results

Net financial results totaled a negative R$3.0 million in 2Q07 compared to a positive R$4.0 million in 2Q06. Financial expenses in 2Q07 totaled R$18.3 million, an increase of 45% over 2Q06 R$12.6 million as we consolidated AlphaVille´s debt. Financial income decreased from R$16.6 million to R$15.4 million, primarily due to the effect in cash and cash equivalents of the lower interest rates.

2Q07 - Income Taxes

Income taxes and social contribution for 2Q07 amounted to a positive R$3.9 million versus a negative R$2.0 million in same period of last year, mainly because of tax credits in 2Q07.

2Q07 - Net Income and Earnings per Share

Net income for 2Q07 was R$32.1 million (12.1% of net revenues), R$11.0 million or 52.2% higher than the adjusted Net income of R$21.1 million (13.9% of net revenues) or 67% higher than the unadjusted net income of $19.3 million registered in the same period of 2006. 2006 results were adjusted by a one off charge of R$1.8 million.

Net earnings per share was R$0.25 in 2Q07 compared to pro-forma adjusted and unadjusted net earnings per share of R$0.21 in 2Q06. Basic weighted average shares outstanding were 129 million in 2Q07 and 102 million in 2Q06.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$418.8 million in 2Q07, R$180.0 million higher than the 2Q06 and R$46.9 million more than 1Q07.

The table below shows our revenues, costs and results to be recognized, as well as the amount of the corresponding costs and the expected margin:

Table 14 - Revenues and results to be recognized (R$000)
(eop)	2Q07	1Q07	2Q06	2Q07 x 1Q07	2Q07 x 2Q06
Sales to be recognized—end of period	1,100.2	985.7	540.1	11.62%	103.69%
Cost of units sold to be recognized - end of period	-681.4	-613.8	-301.3	11.01%	126.14%
Backlog of Results to be recognized	418.8	371.9	238.8	12.6%	75.4%
Backlog Margin - yet to be recognized	38.1%	37.7%	44.2%	0.3%	-6.1%

Balance Sheet

Cash and Cash Equivalents
On June 30 2007, cash and cash equivalents increased to R$496.0 million, 20% lower than March 31, 2007 (R$621.3 million), and 17% higher than 2Q06’s (R$422.8 million).

Accounts Receivables
Accounts receivables increased 96.5% to R$1.8 billion in June 2007 when compared to the R$0.9 billion figure of 2Q06, and 16.0% compared to the R$1.5 billion that was registered in March 2007. In 2Q07, receivables of completed units (post-completion receivables) reached R$239 million or 13% of the total accounts receivables.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Table 15 – Accounts Receivables from Clients
Real estate development receivables:	2Q07	2Q06	1Q07	2Q07 x 2Q06	2Q07 x 1Q07
Current	411,256	311,648	365,848	32.0%	12.4%
Long-term	316,057	72,763	236,576	334.4%	33.6%
Total	727,313	384,411	602,424	89.2%	20.7%
Receivables to be recognized on our balance sheet according to PoC method and BRGAAP(for more details, see note 5 on our Financial Statements:
	2Q07	2Q06	1Q07	2Q07 x 2Q06	2Q07 x 1Q07
Current	270.288	116.048	220.894	132,9%	22,4%
Long-term	793.470	411.171	720.555	93,0%	10,1%
Total	1.063.758	527.219	941.449	101,8%	13,0%

Total Accounts Receivables	1.791.071	911.630	1.543.873	96,5%	16,0%

Inventory (Properties for Sale)
Our inventory includes land paid in cash, construction in progress, and finished units. Our inventory increased to R$594.0 million in 2Q07, an increase of 82.1% as compared to the R$326.2 million registered in 2Q06 due to recent land acquisitions in cash (more details in the “Land Reserves” section of this report) and developments under construction. It is important to note that the increase in units completed is due to the consolidation of AlphaVille.

The tables below details inventory for the 2Q07:
Table 16 – Inventory
	2Q07	1Q07	2Q06	2Q07 x 1Q07	2Q07 x 2Q06
Land	187,257	214,235	84,899	-12.6%	120.6%
Properties under construction	351,753	295,704	204,394	19.0%	72.1%
Units completed	55,003	49,520	36,881	11.1%	49.1%
Total	594,013	559,459	326,174	6.2%	82.1%

The table below details inventory units at market value for the 2Q07:

Table 17 - Inventory at Market Value
Segments	2Q07	1Q07	2Q06	2Q07 x 1Q07	2Q07 x 2Q06
HIG	69,856	91,930	106,389	-24%	-34%
MHI	375,429	242,285	297,609	55%	26%
MID	385,465	312,472	123,059	23%	213%
AEL	10,549	20,253	13,685	-48%	-23%
LOT	157,182	195,903	69,630	-20%	126%
COM	15,760	22,346	130,755	-29%	-88%
TOTAL	1,014,242	885,189	741,127	15%	37%

Geog. Region	2Q07	1Q07	2Q06	2Q07 x 1Q07	2Q07 x 2Q06
São Paulo	269,476	265,407	326,395	2%	-17%
Rio de Janeiro	248,971	206,893	234,251	20%	6%
New Markets	495,794	412,889	180,481	20%	175%
TOTAL	1,014,242	885,189	741,127	15%	37%

Launching year	2Q07	1Q07	2Q06	2Q07 x 1Q07	2Q07 x 2Q06
Launches from 2007	487,986	226,942	-	NA	NA
Launches from 2006	263,959	331,795	252,997	-20%	4%
Launches from 2005	161,553	203,340	242,449	-21%	-33%
Launches from 2004	100,744	123,111	245,681	-18%	-59%
TOTAL	1,014,242	885,189	741,127	15%	37%

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Liquidity

The following table sets forth information on our indebtedness as of June 30, 2007:

Table 18 – Debt Breakdown
Type of transaction	Rates	2Q07	1Q07	2Q07 x 1Q07
Debentures	1.3%p.a. + CDI	250,481	242,663	3.2%
Construction Financing (SFH)	6.2-11%p.a. + TR	38,295	34,248	11.8%
Downstream Merger obligation	10-12%p.a. + TR	16,237	16,925	-4.1%
Funding for developments	3-6.3%p.a. + CDI	22,359	23,147	-3.4%
Working Capital	3.5-6.2%p.a. + CDI	41,387	34,952	18.4%
Others (Alphaville)	19.6-25.7%p.a	1,998	3,912	-48.9%
Total		370,757	355,847	4.2%

Total Cash		496.016	621.252	-20,2%

Net Debt (Cash)		-125.259	-265.405	24,3%

Debt payment schedule as of June 30, 2007:

Table 19 – Debt Maturity
Type	Total	2007	2008	2009	2010	2011 and later
Debentures	250,481	10,481	-	48,000	96,000	96,000
Construction Financing (SFH)	38,295	22,588	7,494	6,451	1,762	-
Downstream Merger obligation	16,237	4,894	3,865	5,257	2,221	-
Funding for developments	22,359	13,204	4,367	2,957	1,831	-
Working Capital	41,387	19,467	6,850	7,759	4,987	2,324
Others	1,998	654	741	603	-	-
Total	370,757	71,288	23,317	71,027	106,801	98,324

As of June 30 2007, our net debt to equity ratio was negative 8.6% compared to negative 18.2% in 2Q06 and negative 18.6% in 1Q07.

Outlook

We reiterate our outlook for the full year of 2007. We expect an increase of 60% to 65% in consolidated project launches over 2006. Approximately 25% (R$250 million) should come from Gafisa’s core business, 20% (R$200 million) from Fit Residencial, and another 20% (R$ 200 million) from AlphaVille.

Gafisa expects to deliver a consolidated 2007 EBITDA margin of 15% to 16%. Gafisa’s core business continues to increase its EBITDA margin, but the consolidated figure will be impacted by the costs associated with ramping up Fit Residencial, Bairro Novo, and AlphaVille.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Glossary

Backlog of Results – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin – Equals to “Backlog of results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank – Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our board of directors.

PoC Method – Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales – Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

HIG (High Income) – segment with residential units sold at minimum price of R$3,600 per square meter.

MHI (Mid-High) – segment with residential units sold at prices ranging from R$2,800 to 3,600 per square meter.

MID (Middle Income) – segment with residential units sold at prices ranging from R$2,000 to 2,800 per square meter.

AEL (Affordable Entry Level)– residential units targeted to the mid-low and low income segments with prices ranging from R$1,500 to 2,000 per square meter.

LOT (Urbanized Lots) – land subdivisions, or lots, with prices ranging from R$150 to R$800 per square meter

COM (Commercial buildings)– Commercial and corporate units developed only for sale with prices ranging from R$4,000 to R$7,000 per square meter.

SFH Funds – Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements – A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

About Gafisa
We are one of Brazil’s leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 900 developments and constructed over 37 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe “Gafisa” is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Investor Relations:
Carlos Gros
Phone: +55 11 3025-9305
Email: ir@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (US - Europe)
Eileen Boyce
Reputation Partners
Phone: +011 312 222 9126
Fax: +011 312 222 9755
E-mail: eileen@reputationpartners.com

Media Relations (Brazil)
Joana Santos
Maquina da Noticia
Phone: +55 11 3147-7900
Fax: +55 11 3147-7900
E-mail: joana.santos@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors, therefore, they are subject to change without prior notice.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Appendix

The following table sets forth detailed information of projects launched in 2007 by quarter:

Projects launched in 1Q07	Month of Launch	Segment	Location	Usable Area (s.q.m) (100%)	# of Units (100%)	Gafisa's Stake	Sales Value at Gafisa's Stake (R$000)	% Sold up to 06/30/07
Fit Jaçana1	March	AEL	São Paulo - SP	9,181	184	100%	16,974	64%
Isla	March	Mid	São Caetano - SP	31,423	240	100%	75,683	60%
Grand Valley	March	Mid	Rio de Janeiro - RJ	16,908	240	100%	44,014	51%
Acqua Residence (Fase 1)	March	Mid	Nova Iguaçu - RJ	28,400	380	100%	71,701	43%
Celebrare	March	Mid	Caxias - RJ	14,679	188	100%	35,189	65%
Reserva do Lago	March	Mid	Goiania - GO	16,800	96	50%	24,567	52%
Campo Grande I	March	Lot	Campo Grande - MS	225,269	489	67%	35,018	48%
Total				342,660	1,817		303,147	54%

Projects launched in 2Q07	Month of Launch	Segment	Location	Usable Area (s.q.m) (100%)	# of Units (100%)	Gafisa's Stake	Sales Value at Gafisa's Stake (R$000)	% Sold up to 06/30/07
CSF - Prímula	June	Mid	São Paulo - SP	13,897	96	100%	29,906	41%
CSF - Dália	June	Mid	São Paulo - SP	9,000	68	100%	18,430	33%
CSF - Acácia	June	Mid	São Paulo - SP	23,461	192	100%	47,784	36%
Jatiuca Trade Residence	June	Mid	Maceió - AL	32,651	500	50%	39,546	23%
Enseada das Orquídeas	June	Mid-High	Santos - SP	52,589	475	80%	125,721	3%
London Green	June	Mid-High	Rio de Janeiro - RJ	28,998	300	50%	51,069	15%
Horizonte	May	Mid	Belém -PA	7,505	29	60%	12,704	97%
Secret Garden	May	Mid	Rio de Janeiro - RJ	15,344	252	100%	38,699	48%
Evidence	April	Mid	São Paulo - SP	23,487	144	50%	32,425	27%
Fit Maceió	April	AEL	Maceió - AL	4,207	54	50%	3,087	29%
Acquarelle	April	Mid	Manaus - AM	17,742	259	85%	35,420	32%
Palm Ville	April	Mid	Salvador - BA	13,582	112	50%	15,106	74%
Art Ville	April	Mid	Salvador - BA	16,157	263	50%	20,777	84%
Total				258,621	2,744		470,673	29%
Total YTD 2007				601,280	4,561		773,819	39%

Note: 1 As mentioned above, Fit Residencial recognizes sales only after the client has received the final approval by Caixa Econômica Federal.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The following table sets forth the financial completion of the construction in progress in 2007 and 2006 and the related revenue recognized during those years:

			Final				Revenue
			Completion		Percentage sold-		Recognized		Gafisa
	Month/Year	Total area	(%)		accumulated		(BRL000)		Stake
Development	launched	(m2)	2Q07	2Q06	2Q07	2Q06	2Q07	2Q06	(%)
Empresarial Pinheiros	nov-04	17,149	99.5%	49.4%	100.0%	11.0%	13,289	1,342	39.1%
Arena	dez-05	29,256	59.7%	16.1%	100.0%	98.1%	11,710	4,971	100.0%
Villagio Panamby - Jazz Duet	set-05	13,400	78.1%	22.2%	80.2%	38.1%	11,460	2,075	100.0%
Sunspecial Resid. Service	mar-05	21,189	75.7%	21.2%	86.2%	73.3%	9,363	6,471	100.0%
Sunplaza Personal Office	mar-06	6,328	60.6%	8.9%	87.4%	69.2%	7,568	1,182	100.0%
Península Fit	mar-06	24,080	34.5%	2.3%	55.5%	49.8%	6,948	666	100.0%
Bem Querer	nov-05	11,136	70.0%	2.0%	100.0%	95.3%	6,909	377	100.0%
Olimpic Resort	out-05	21,851	65.2%	12.7%	100.0%	99.2%	6,824	5,265	100.0%
CSF - Saint Etienne	mai-05	11,261	66.0%	12.1%	96.3%	89.4%	6,652	849	100.0%
Villagio Panamby - Agrias	nov-06	21,390	32.0%	0.0%	60.0%	0.0%	6,189	-	100.0%
Palm D'Or	set-05	8,493	63.0%	25.5%	96.1%	36.4%	5,833	2,487	100.0%
Beach Park Acqua	nov-05	9,770	55.7%	11.3%	86.2%	80.6%	5,766	1,168	90.0%
Blue Land	ago-03	18,252	56.3%	36.4%	67.2%	22.4%	5,255	3,188	100.0%
Lumiar	fev-05	7,193	89.6%	18.8%	96.8%	57.4%	5,181	942	100.0%
Del Lago	mai-05	62,022	57.4%	19.2%	90.9%	48.6%	5,021	2,167	80.0%
Olimpic - Chácara Sto Antonio	ago-06	24,988	27.1%	0.0%	91.9%	0.0%	4,392	-	100.0%
Villagio Panamby - Domaine Du Soleil	set-05	8,225	82.2%	26.5%	84.0%	49.1%	4,004	3,405	100.0%
Montenegro Boulevard	jun-05	174,862	92.7%	65.3%	100.0%	99.7%	3,824	2,220	100.0%
Villagio Panamby- Mirabilis	mar-06	23,355	48.4%	0.0%	80.5%	58.0%	3,784	-	100.0%
The Gold	dez-05	10,465	69.3%	0.0%	68.3%	38.7%	3,653	-	100.0%
Icaraí Corporate	dez-06	5,683	29.5%	0.0%	85.2%	0.0%	3,643	-	100.0%
Celebrare	mar-07	14,679	15.3%	0.0%	67.0%	0.0%	3,587	-	100.0%
Blue Vision - Sky e Infinity	jun-06	18,514	58.1%	37.4%	84.4%	42.0%	3,568	2,848	50.0%
Grand Valley	mar-07	16,908	15.4%	0.0%	47.0%	0.0%	3,546	-	100.0%
Riviera Ponta Negra - Cannes e Marseille	jan-04	22,332	100.0%	79.9%	73.3%	67.9%	3,455	5,044	100.0%
Espaço Jardins	mai-06	28,926	22.1%	0.0%	95.3%	30.9%	3,383	-	100.0%
Paço das Águas	mai-06	24,080	45.2%	0.0%	69.6%	47.8%	3,219	-	45.0%
Sundeck	nov-03	13,043	100.0%	65.9%	86.5%	72.8%	3,172	7,607	100.0%
Villagio Panamby - Parides	nov-06	13,093	49.4%	0.0%	100.0%	0.0%	3,011	-	100.0%
Weber Art	jun-05	5,812	69.8%	11.2%	91.2%	77.2%	2,790	702	100.0%
Vistta Ibirapuera	mai-06	9,963	48.0%	32.3%	100.0%	100.0%	2,365	11,786	100.0%
Isla	mar-07	31,423	12.6%	0.0%	68.1%	0.0%	2,300	-	100.0%
Felicitá - Evangelina 2	dez-06	11,323	14.5%	0.0%	55.1%	0.0%	2,232	-	100.0%
Terras de São Francisco	jul-04	114,160	100.0%	97.1%	93.5%	85.7%	2,093	2,627	50.0%
Collori	nov-06	39,462	24.0%	0.0%	38.4%	0.0%	2,047	-	50.0%
Espacio Laguna	ago-06	16,364	24.4%	0.0%	28.9%	0.0%	1,974	-	80.0%
Town Home	nov-05	8,319	41.9%	13.2%	55.0%	20.0%	1,614	1,022	100.0%
Side Park - Ed. Style	jul-04	10,911	90.5%	37.5%	100.0%	96.5%	1,598	2,418	100.0%
New Point	abr-03	12,034	100.0%	59.6%	98.5%	97.1%	1,554	117	90.0%
CSF - Paradiso	mai-07	16,286	7.4%	0.0%	72.1%	0.0%	1,435	-	100.0%
Sunprime	nov-03	11,802	100.0%	92.2%	100.0%	93.4%	1,423	3,239	100.0%
La Place	mai-04	8,416	100.0%	68.0%	91.2%	69.0%	1,412	5,892	100.0%
CSF - Santtorino	ago-06	14,979	11.9%	0.0%	100.0%	0.0%	1,279	-	100.0%
Ville Du Soleil	out-06	8,920	29.4%	0.0%	29.4%	0.0%	1,071	-	100.0%
Cuiabá	dez-05	11,775	44.6%	0.0%	27.9%	9.2%	984	-	50.0%
Art Ville	abr-07	16,157	5.3%	0.0%	68.3%	0.0%	938	-	50.0%
Quinta Imperial	jul-06	8,422	12.3%	0.0%	76.5%	0.0%	905	-	100.0%
Reserva das Palmeiras	fev-03	16,912	100.0%	96.1%	100.0%	100.0%	869	821	90.0%
Alphaville							61,409	-
Others							7,821	56,703
Total							264,319	139,602

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated Statements of Income

R$ 000	2Q07	2Q06	1Q07	2Q07 x 2Q06	2Q07 x 1Q07
Gross Operating Revenue	280,121	158,701	246,053	77%	14%
Real State development and sales	264,319	139,602	242,727	89%	9%
Construction and services rendered	15,802	19,099	3,326	-17%	375%

Deductions	-13,573	-6,550	-21,737	107%	-38%
Net Operating Revenue	266,548	152,151	224,316	75%	19%

Operating Costs	-186,467	-113,027	-156,356	65%	19%
Gross profit	80,081	39,124	67,960	105%	18%

Operating Expenses	-41,665	-18,949	-31,749	120%	31%
Selling expenses	-17,330	-9,422	-12,006	84%	44%
General and administrative expenses	-27,146	-10,021	-19,134	171%	42%
Equity Income	-37	1,185	-259	-103%	-86%
Other Operating Revenues	2,848	-691	-350	-512%	-914%
EBITDA	38,416	20,175	36,211	90%	6%

Depreciation and Amortization	-5,517	-1,022	-5,061	440%	9%
Extraordinary expenses	0	-1,840	-30,174	na	na
EBIT	32,899	17,313	976	90%	3269%

Financial Income	15,395	16,621	8,080	-7%	91%
Financial Expenses	-18,340	-12,631	-16,765	45%	9%
Income before taxes on income	29,954	21,303	-7,710	41%	-489%

Deffered Taxes	5,703	-881	-1,551	-747%	-468%
Income tax and social contribution	-1,774	-1,140	-1,591	56%	12%
Income after taxes on income	33,883	19,282	-10,852	76%	-412%

Minority Shareholders	-1,743	0	-1,701	na	2%
Net income	32,140	19,282	-12,553	67%	-356%
Adjusted net income per thousand shares outstanding	0.25	0.21	0.18	0.04	0.07

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated Statements of Income

R$ 000	1H07	1H06	1H07 x 1H06
Gross Operating Revenue	526,174	296,193	78%
Real State development and sales	507,046	262,584	93%
Construction and services rendered	19,128	33,609	-43%

Deductions	-35,310	-12,216	189%
Net Operating Revenue	490,864	283,977	73%

Operating Costs	-342,823	-209,927	63%
Gross profit	148,041	74,050	100%

Operating Expenses	-73,414	-33,453	119%
Selling expenses	-29,336	-18,551	58%
General and administrative expenses	-46,280	-16,622	178%
Equity Income	-296	2,354	-113%
Other Operating Revenues	2,498	-634	-494%
EBITDA	74,627	40,597	84%

Depreciation and Amortization	-10,578	-1,734	510%
Extraordinary expenses	-30,174	-29,176	3%
EBIT	33,875	9,687	250%

Financial Income	23,475	27,323	-14%
Financial Expenses	-35,105	-30,246	16%
Income before taxes on income	22,245	6,764	229%

Deffered Taxes	4,152	-289	-1537%
Income tax and social contribution	-3,365	-1,970	71%
Income after taxes on income	23,032	4,505	411%

Minority Shareholders	-3,444	0	na
Net income	19,588	4,505	335%
Adjusted net income per thousand shares outstanding	0.39	0.34	0.05

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated Balance Sheet

R$ 000	2Q07	2Q06	1Q07	2Q07 x 2Q06	2Q07 x 1Q07
ASSETS
Current assets
Cash and banks	21,328	13,090	34,049	63%	-37%
Financial investments	474,688	409,689	587,203	16%	-19%
Receivables from clients	435,887	311,648	392,634	40%	11%
Properties for sale	594,013	326,174	559,459	82%	6%
Other accounts receivable	119,417	103,680	117,856	15%	1%
Deferred selling expenses	25,259	48,054	18,972	-47%	33%
Prepaid expenses	13,238	43,367	7,691	-69%	72%
	1,683,830	1,255,702	1,717,864	34%	-2%
Long-term assets
Receivables from clients	316,057	72,763	236,576	334%	34%
Deferred taxes	73,913	41,446	59,921	78%	23%
Other	38,704	29,133	44,287	33%	-13%
	428,674	143,342	340,784	199%	26%
Permanent assets
Investments	167,709	554	171,602	30172%	-2%
Properties and equipment	15,169	7,014	11,507	116%	32%
	182,878	7,568	183,109	2316%	0%

Total assets	2,295,382	1,406,612	2,241,757	63%	2%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Loans and financings	51,710	56,213	53,716	-8%	-4%
Debentures	10,481	28,691	2,663	-63%	294%
Real estate development obligations	5,710	27,757	5,088	-79%	12%
Obligations for purchase of land	108,913	61,282	127,846	78%	-15%
Materials and service suppliers	75,638	25,209	62,144	200%	22%
Taxes and contributions	60,349	42,912	49,045	41%	23%
Taxes, payroll charges and profit sharing	21,141	6,830	19,587	210%	8%
Advances from clients - real state and services	50,181	45,828	62,833	9%	-20%
Dividends	2,823	114	11,163	2376%	-75%
Other	15,359	14,499	22,558	6%	-32%
	402,305	309,335	416,643	30%	-3%
Long-term liabilities
Loans and financings	68,566	37,950	59,469	81%	15%
Debentures	240,000	152,880	240,000	57%	0%
Obligations for purchase of land	13,501	14711	14,055	-8%	-4%
Deferred taxes	52,260	29,387	43,848	78%	19%
Unearned income from property sales	1,053	4,032	95	-74%	1008%
Other	51,365	36,457	51,535	41%	0%
	426,745	275,417	409,002	55%	4%
Deferred income
Deferred income on acquisition of subsidiary	345	14,227	1,281	-98%	-73%

Minority Shareholders	3,616	0	-9,489	na	-138%

Shareholders' equity
Capital	1,220,490	585,930	1,214,580	108%	0%
Treasury shares	-18,050	-47,026	-18,050	-62%	0%
Capital reserves	167,276	167,276	167,276	0%	0%
Revenue reserves	92,655	101,453	60,516	-9%	53%
	1,462,371	807,633	1,424,322	81%	3%
Total liabilities and shareholders' equity	2,295,382	1,406,612	2,241,757	63%	2%

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

16.01 – OTHER RELEVANT INFORMATION

1.	SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

		6/30/2007
		Common Shares		Total Shares
Shareholder	Country	Shares	%	Shares	%

EIP BRAZIL HOLDINGS LLC	EUA	18.229.605	13,77%	18.229.605	13,77%

Treasury Shares		3.124.972	2,36%	3.124.972	2,36%

Outstanding shares in the market (*)		111.027.821	83,87%	111.027.821	83,87%
Total shares		132.382.398	100,00%	132.382.398	100,00%

		6/30/2006
		Common Shares		Total Shares
Shareholder	Country	Shares	%	Shares	%

EIP BRAZIL HOLDINGS LLC	EUA	26.999.998	24,42%	26.999.998	24,42%
BRAZIL DEVEL EQUITY INV LLC	EUA	16.747.881	15,15%	16.747.881	15,15%
EMERGING MARK CAPIT INV LLC	EUA	5.720.846	5,17%	5.720.846	5,17%

Treasury Shares		8.141.646	7,36%	8.141.646	7,36%

Outstanding shares in the market (*)		52.962.196	47,90%	52.962.196	47,90%
Total shares		110.572.567	100,00%	110.572.567	100,00%
(*) Excludes shares of effective control, management and board.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

16.01 - OTHER RELEVANT INFORMATION

2.	SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	6/30/2007
	Common Shares		Total Shares
	Shares	%	Shares	%
Shareholders holding effective control of the Company	18.229.605	13,77%	18.229.605	13,77%
Board of Directors	1.050.553	0,79%	1.050.553	0,79%
Executive Directors	965.651	0,73%	965.651	0,73%

Effective control, shares, board members and officers	20.245.809	15,29%	20.245.809	15,29%

Others	112.136.589	84,71%	112.136.589	84,71%

Total shares	132.382.398	100,00%	132.382.398	100,00%

	6/30/2006
	Common Shares		Total Shares
	Shares	%	Shares	%
Shareholders holding effective control of the Company	49.468.725	44,74%	49.468.725	44,74%
Board of Directors	32.449	0,03%	32.449	0,03%
Executive Directors	596.777	0,54%	596.777	0,54%

Effective control, shares, board members and officers	50.097.951	45,31%	50.097.951	45,31%

Others	60.474.616	54,69%	60.474.616	54,69%

Total shares	110.572.567	100,00%	110.572.567	100,00%

a. As of June 30, 2007, the Fiscal Council had not been initiated.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

16.01 - OTHER RELEVANT INFORMATION

3.	COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law # 6404/76, the Company’s By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

17.01 - SPECIAL REVIEW REPORT - WITHOUT EXCEPTIONS

Report of Independent Accountants
on the Limited Review

To the Management and Shareholders
Gafisa S.A.

1
We have carried out a limited review of the accounting information included in the Quarterly Information (“ITR”) of Gafisa S.A. and Gafisa S.A. and its subsidiaries (the “Company”) for the quarter ended June 30, 2007. This information is the responsibility of the Company’s management.

2
Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3
Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4
The Quarterly Information (ITR) also includes accounting information relating to the operations of the quarter and six-month period ended March 31, 2007 and June 30, 2006. The limited reviews of the Quarterly Information (ITR) for this quarter and six-month period were conducted by other independent accountants, who issued, respectively, reports dated April 27, 2007 and August 4, 2006, without exceptions.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – June 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

17.01 - SPECIAL REVIEW REPORT - WITHOUT EXCEPTIONS

5
Our review was conducted for the purpose of issuing a report on the quarterly information mentioned in the first paragraph. The statements of cash flows (parent company and consolidated) are presented for purposes of additional analysis and are not a required part of the quarterly information (ITR). This information for the quarter ended June 30, 2007 has been subjected to the review procedures described in the second paragraph and, based on our review, is fairly presented in all material respects in relation to the Quarterly Information (ITR). The statement of cash flows aforementioned also includes comparative information for the quarter ended March 31, 2007. The limited review of such information was conducted by other independent accountants, who issued a report without exceptions thereon dated April 27, 2007.

São Paulo, August 1, 2007.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Eduardo Rogatto Luque
Accountant CRC 1SP166259/O-4